SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (RULE 13D-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13D-1 AND AMENDMENTS THERETO
                      FILED PURSUANT TO RULE 13D-2(A)


   ---------------------------------------------------------------------
                        Wyndham International, Inc.
                              (Name of Issuer)


   ---------------------------------------------------------------------
              Class A Common Stock, $0.01 par value per share
                       (Title of Class of Securities)

   ---------------------------------------------------------------------
                                983101 10 6
                               (CUSIP Number)

                             Michael D. Weiner
                         Apollo Management IV, L.P.
                          1999 Avenue of the Stars
                       Los Angeles, California 90067
                              (310) 201-4100
   ---------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              With a copy to:

                           Randall H. Doud, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                               June 30, 1999
   ---------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ( )



CUSIP NO.   983101 10 6            13D     PAGE 2 OF 20 PAGES
-----------------------------              -------------------------


  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Apollo Investment Fund IV, L.P.

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*      OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

         NUMBER OF             7   SOLE VOTING POWER
           SHARES                    0 (see Item 5)
        BENEFICIALLY
          OWNED BY             8   SHARED VOTING POWER
            EACH                   53,841,677 (see Item 5)
         REPORTING
           PERSON              9   SOLE DISPOSITIVE POWER
            WITH                     0 (see Item 5)

                              10   SHARED DISPOSITIVE POWER
                                   53,841,677 (see Item 5)

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,841,677 (see Item 5)

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES   |X|

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             24.5%

  14  TYPE OF REPORTING PERSON*
             PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO.   983101 10 6            13D     PAGE 3 OF 20 PAGES
-----------------------------             ----------------------------


  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Apollo Overseas Partners IV, L.P.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*      OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Cayman Islands

         NUMBER OF             7    SOLE VOTING POWER
           SHARES                   1,511,059 (see Item 5)
        BENEFICIALLY
          OWNED BY             8    SHARED VOTING POWER
            EACH                    53,841,677 (see Item 5)
         REPORTING
           PERSON              9    SOLE DISPOSITIVE POWER
            WITH                    1,511,059 (see Item 5)

                              10    SHARED DISPOSITIVE POWER
                                    53,841,677 (see Item 5)

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,841,677 (see Item 5)

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES   |X|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             24.5%

  14   TYPE OF REPORTING PERSON*
             PN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO.   983101 10 6            13D     PAGE 4 OF 20 PAGES
-----------------------------              ----------------------------


  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Apollo Advisors IV, L.P.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*      N/A

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

         NUMBER OF             7    SOLE VOTING POWER
           SHARES                        0
        BENEFICIALLY
          OWNED BY             8    SHARED VOTING POWER
            EACH                    53,841,677 (see Item 5)
         REPORTING
           PERSON              9    SOLE DISPOSITIVE POWER
            WITH                    0

                              10    SHARED DISPOSITIVE POWER
                                    53,841,677 (see Item 5)

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,841,677 (see Item 5)

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES   |X|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             24.5%

14   TYPE OF REPORTING PERSON*
             PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO.   983101 10 6            13D     PAGE 5 OF 20 PAGES
-----------------------------              ----------------------------


  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Apollo Management IV, L.P.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*      N/A

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

         NUMBER OF              7  SOLE VOTING POWER
           SHARES                      0
        BENEFICIALLY
          OWNED BY              8  SHARED VOTING POWER
            EACH                   53,841,677 (see Item 5)
         REPORTING
           PERSON               9  SOLE DISPOSITIVE  POWER
            WITH                   0

                               10  SHARED DISPOSITIVE POWER
                                   53,841,677 (see Item 5)

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             53,841,677 (see Item 5)

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES   |X|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             24.5%

  14   TYPE OF REPORTING PERSON*
             PN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO.   983101 10 6            13D     PAGE 6 OF 20 PAGES
-----------------------------              ----------------------------


  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Apollo Real Estate Investment Fund IV, L.P.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*      OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

         NUMBER OF              7   SOLE VOTING POWER
           SHARES                   14,842,841 (see Item 5)
        BENEFICIALLY
          OWNED BY               8  SHARED VOTING POWER
            EACH                    53,841,677 (see Item 5)
         REPORTING
           PERSON                9  SOLE DISPOSITIVE POWER
                                    14,842,841 (see Item 5)

                                 10 SHARED DISPOSITIVE POWER
                                    53,841,677 (see Item 5)

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,841,677 (see Item 5)

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES   |X|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             24.5%

  14   TYPE OF REPORTING PERSON*
             PN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO.   983101 10 6            13D     PAGE 7 OF 20 PAGES
-----------------------------              ----------------------------


  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Apollo Real Estate Advisors IV, L.P.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*      N/A

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

         NUMBER OF              7  SOLE VOTING POWER
           SHARES                        14,842,841 (see Item 5)
        BENEFICIALLY
          OWNED BY              8  SHARED VOTING POWER
            EACH                   53,841,677 (see Item 5)
         REPORTING
           PERSON               9  SOLE DISPOSITIVE POWER
            WITH                   14,842,841 (see Item 5)

                               10  SHARED DISPOSITIVE POWER
                                   53,841,677 (see Item 5)

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             53,841,677 (see Item 5)

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES   |X|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             24.5%

  14   TYPE OF REPORTING PERSON*
             PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO.   983101 10 6            13D     PAGE 8 OF 20 PAGES
-----------------------------              ----------------------------


  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             AIF/THL PAH LLC

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  |_|
                                                                (b)  |X|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*      OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

         NUMBER OF              7   SOLE VOTING POWER
           SHARES                   9,313,155 (see Item 5)
        BENEFICIALLY
          OWNED BY              8   SHARED VOTING POWER
            EACH                    53,841,677 (see Item 5)
         REPORTING
           PERSON               9   SOLE DISPOSITIVE POWER
                                    9,313,155 (see Item 5)

                               10   SHARED DISPOSITIVE POWER
                                    53,841,677 (see Item 5)

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             53,841,677 (see Item 5)

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES   |X|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             24.5%

  14   TYPE OF REPORTING PERSON*
             OO

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!



Item 1.  Security and Issuer.


            The class of equity securities to which this statement relates is the Class A Common Stock, $0.01 par value per share (the "Shares"), of Wyndham International, Inc., a Delaware corporation ("Wyndham"). The principal executive offices of Wyndham are located at 1950 Stemmons Freeway, Suite 6001, Dallas, Texas 75207.

Item 2.  Identity and Background.

            (a)-(c), (f). This statement is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Apollo Investment Fund IV, L.P., a Delaware limited partnership ("Apollo Investment IV"); (2) Apollo Overseas Partners IV, L.P., an exempted limited partnership registered in the Cayman Islands ("Apollo Overseas"); (3) Apollo Advisors IV, L.P., a Delaware limited partnership ("Apollo Advisors IV"); (4) Apollo Management IV, L.P., a Delaware limited partnership ("Apollo Management IV"); (5) Apollo Real Estate Investment Fund IV, L.P., a Delaware limited partnership ("Apollo Real Estate IV"); (6) Apollo Real Estate Advisors IV, L.P., a Delaware limited partnership ("Apollo Real Estate Advisors IV"); and (7) AIF/THL PAH LLC, a Delaware limited liability company ("AIFTHL").

            Apollo Investment IV and Apollo Overseas are principally engaged in the business of investment in securities. The general partner of Apollo Investment IV and Apollo Overseas is Apollo Advisors IV, which is principally engaged in the business of serving as the general partner of Apollo Investment IV and Apollo Overseas. The general partner of Apollo Advisors IV is Apollo Capital Management IV, Inc. ("Apollo Capital Management IV"), which is principally engaged in the business of serving as general partner of Apollo Advisors IV. Apollo Management IV serves as day-to-day manager of Apollo Investment IV and Apollo Overseas and is principally engaged in the business of serving as manager of Apollo Investment IV and Apollo Overseas and as manager of AIF/THL PAH LLC. AIF IV Management, Inc. ("AIF Management") is the general partner of Apollo Management IV. Apollo Fund Administration IV, L.P. is the administrative general partner of Apollo Overseas and is principally engaged in the business of serving as administrative general partner of Apollo Overseas.

            Apollo Real Estate IV is principally engaged in the business of investment in real-estate related interests. The general partner of Apollo Real Estate IV is Apollo Real Estate Advisors IV, which is principally engaged in the business of serving as general partner of Apollo Real Estate
IV. The general partner of Apollo Real Estate Advisors IV is Apollo Real Estate Capital Advisors IV, Inc. ("Apollo Real Estate Capital Advisors IV"), which is principally engaged in the business of serving as general partner of Apollo Real Estate Advisors IV. Apollo Real Estate Management IV, L.P. ("Apollo Real Estate Management IV") is the day-to-day manager of Apollo Real Estate IV and is principally engaged in the business of serving as day-to-day manager of Apollo Real Estate IV. The general partner of Apollo Real Estate Management IV is Apollo Real Estate Management
IV, Inc., a Delaware corporation.

            AIFTHL is an investment vehicle formed for purposes of purchasing and holding securities of Wyndham. Apollo Management IV is a manager of AIFTHL, and THL Equity Advisors IV, LLC ("THL Advisors") is the other manager. Two of the members of AIFTHL are related entities of Apollo Management IV. Apollo Management IV shares with THL Advisors the right to direct the voting and disposition of 31.25% of the securities held by AIFTHL and Apollo Management IV has the sole right to direct the voting and disposition of the remaining securities held by AIFTHL.

            The address of each of the Reporting Persons, Apollo Capital Management IV, AIF Management, Apollo Real Estate Capital Advisors IV, Apollo Real Estate Management IV and Apollo Real Estate Management IV, Inc. is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577.

            Attached as Schedule A to this Schedule 13D is information concerning the other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to
Schedule 13D.

            (d) and (e). None of the Reporting Persons or any of their directors or officers has been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors).

            None of the Reporting Persons or any of their directors or officers has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

            Pursuant to a Securities Purchase Agreement, dated as of February 18, 1999 and amended as of June 28, 1999 (the "Securities Purchase Agreement"), by and among Wyndham, Patriot American Hospitality, Inc. ("Patriot"), Patriot American Hospitality Partnership, L.P. ("Patriot OP"), Wyndham International Operating Partnership, L.P. ("Wyndham OP," and together with Patriot OP, the "Operating Partnerships") and certain investors named therein (the "Original Investors"), the Original Investors were entitled, subject to compliance with the terms and conditions set forth therein, to purchase 10,000,000 shares of Series B Convertible Preferred Stock, $0.01 par value per share (the "Series B Preferred Stock"), of Wyndham for aggregate consideration of $1,000,000,000. Certain of the Original Investors subsequently entered into Assignment and Assumption Agreements (the "Assignments") with certain other Investors, including Apollo Real Estate IV, Apollo Overseas, AIFTHL and others who are parties to the Stockholders' Agreement described below (collectively, the "Co-Investors" and, together with the Original Investors, the "Investors"), pursuant to which the Original Investors assigned to the Co-Investors their right to purchase certain of the shares of Series B Preferred Stock that the Original Investors were entitled to purchase under the Securities Purchase Agreement.

            Pursuant to the Securities Purchase Agreement and, in the case of Apollo Overseas, Apollo Real Estate IV and AIFTHL, Assignments, the Reporting Persons purchased an aggregate of 4,625,000 shares of Series B Preferred Stock for an aggregate cash purchase price of $462,500,000. Of this amount, Apollo Real Estate IV purchased 1,275,000 shares of Series B Preferred Stock for $127,500,000, Apollo Investment IV purchased 2,420,200 shares of Series B Preferred Stock for $242,020,000, Apollo Overseas purchased 129,800 shares of Series B Preferred Stock for $12,980,000 and AIFTHL purchased 800,000 shares of Series B Preferred Stock for $80,000,000.

            Each of Apollo Investment IV, Apollo Overseas and Apollo Real Estate IV obtained funds to make the purchases described herein through capital contributions from their partners. AIFTHL obtained funds to make the purchase described herein through capital contributions from its non-managing members.

Item 4.  Purpose of Transactions.

            The Reporting Persons have purchased the Series B Preferred Stock for general investment purposes and retain the right to change their investment intent. Subject to market conditions and other factors, including the restrictive provisions of the Securities Purchase Agreement and the Stockholders' Agreement described below, the Reporting Persons may acquire or dispose of securities of Wyndham from time to time in future open-market, privately negotiated or other transactions. Such acquisitions could include purchases pursuant to the Rights Offering (as defined below) or pursuant to the exercise of preemptive rights as described below. In addition, the Reporting Persons may maintain various credit facilities and arrangements, including customary margin arrangements, with banks and other financial institutions in the ordinary course of business and in connection therewith provide to the lenders as collateral thereunder the shares of Series B Preferred Stock purchased by them or other securities of Wyndham held by them.

            The Series B Preferred Stock is convertible, at the option of the holder, into shares of Wyndham Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), which in turn is convertible on a one for one basis into the Shares. For each share of Series B Preferred Stock converted into Class B Common Stock, the holder is entitled to receive that number of shares of Class B Common Stock equal to $100.00 divided by the conversion price of the Series B Preferred Stock, which is currently $8.59 per share, subject to adjustment, in addition to accrued but unpaid dividends. Each share of the Series B Preferred Stock may also be converted into one share of Series A Convertible Preferred Stock, $0.01 par value per share (the "Series A Preferred Stock"), of Wyndham and, other than certain permitted transfers under the Securities Purchase Agreement, is mandatorily converted into one share of Series A Preferred Stock if it is transferred to unaffiliated transferees. The Series A Preferred Stock will be convertible into Shares at the same conversion rate from time to time in effect at which the Series B Preferred Stock is convertible into shares of Class B Common Stock.

            Both the Series A Preferred Stock and the Series B Preferred Stock will pay quarterly dividends at the rate per annum of 9.75% of the stated amount thereof, with a portion paid in cash and a portion paid in additional shares of Series A Preferred Stock or Series B Preferred Stock, respectively. The Series A Preferred Stock will vote on an as converted basis with the Shares on matters submitted to the holders of the Shares and the Series B Preferred Stock will vote as a separate class on certain specified matters, including specified "change of control" events occurring prior to June 30, 2005. The terms of the Series A Preferred Stock are otherwise identical to the terms of the Series B Preferred Stock, except that the Series A Preferred Stock will not have voting rights, except as required by law or as necessary to permit its listing.

            Under the terms of the Securities Purchase Agreement and the Certificate of Designation for the Series B Preferred Stock (the "Certificate of Designation"), during the 170-day period following the closing of the transactions contemplated by the Securities Purchase Agreement, which occurred on June 30, 1999, Wyndham has the right to redeem on a pro rata basis up to 3,000,000 of the 10,000,000 shares of Series B Preferred Stock currently held by the Investors with the proceeds of (i) a rights offering in which the holders of Wyndham's common stock and Operating Partnership limited partnership interests may purchase for cash up to 3,000,000 shares of Series A Preferred Stock (the "Rights Offering") and/or (ii) the sale of specified assets of Wyndham in excess of a fixed price at or prior to the closing of the Rights Offering, in each case at a redemption price of 102% of the stated amount of $100 per share, plus accrued but unpaid dividends to the redemption date.

            Under the terms of the restated certificate of incorporation of Wyndham (the "Restated Certificate"), on June 30, 1999, the Board of Directors of Wyndham (the "Board") was reconstituted to consist of 19 directors, including eight Class A directors designated by the Board as it existed prior to being reconstituted (the "Prior Board"), eight Class B directors designated by the Investors and three Class C directors mutually designated by the existing Board of Directors and the Investors. The Board is further classified by term of office into three classes of directors, each serving a staggered term of three years, until the annual meeting of Wyndham's stockholders in 2002.

            The number of Class B directors that the Investors are entitled to designate will decrease from seven to zero based on certain specified beneficial ownership percentages of Wyndham Common Stock as more fully set forth in the Restated Certificate.

            The Securities Purchase Agreement provides that until the June 30, 2004, so long as the Investors collectively own more than 15% of the fully diluted Wyndham common stock, in the event that Wyndham proposes to sell Wyndham common stock or securities convertible into Wyndham common stock (other than in the Rights Offering or during the six month period following June 30, 1999), each of the Investors will have the right to purchase a portion of the securities proposed to be sold equal to its percentage ownership of Wyndham's outstanding securities. To the extent that one or more of the Investors does not exercise its purchase rights in full, the unexercised portion of the Investor's purchase rights will be allocated pro rata to the other Investors.

      The Securities Purchase Agreement also provides that, during the six year period following June 30, 1999, the Investors will not (i) acquire any shares of Wyndham common stock or securities convertible for Wyndham common stock, unless the securities are acquired (a) directly from Wyndham in a transaction approved by a majority of the Class A and Class C directors,
(b) as a dividend on the Series B Preferred Stock or upon conversion of the Series B Preferred Stock, (c) as part of Wyndham's sale of Series A Preferred Stock or upon conversion of the Series A Preferred Stock, (d) by an affiliate of any Investor over whom the Investor does not control voting decisions or hold over 50% of the outstanding voting securities, (e) as non-voting preferred stock of Wyndham, (f) in the ordinary course of the Investor's market-making activities or as investment adviser or broker-dealer or (g) by an employee, partner or stockholder of an Investor for his individual account if the individual does not acquire beneficial ownership of over 100,000 shares of Wyndham common stock; or (ii) make any public announcement or proposal or solicitation of proxies concerning any business combination, extraordinary transaction, restructuring or recapitalization involving Wyndham or any affiliate of Wyndham or propose to seek representation on the Board or seek to control or influence management, the Board or policies of Wyndham or an affiliate of Wyndham.

            As contemplated by the Securities Purchase Agreement, the Board has adopted a shareholder rights plan (the "Rights Plan") under which preferred stock purchase rights distributed to Wyndham's stockholders will become exercisable in the event a third party (other than a "Grandfathered Person") acquires beneficial ownership of at least 10% of the outstanding shares of Wyndham common stock. Each Investor will be a "Grandfathered Person" for so long as it complies with the standstill provisions of the Securities Purchase Agreement described above.

            On June 29, 1999, the Investors entered into a Stockholders' Agreement (the "Stockholders' Agreement"), pursuant to which each of (i) Apollo Management IV and Apollo Real Estate Management IV (collectively, the "Apollo Stockholder") and (ii) THL Advisors (together with the Apollo Stockholder, the "Lead Stockholders") will have the right, for so long as the Investors are entitled to designate eight Class B directors to the Board, to designate four directors to the Board. At such time as the Investors are entitled to designate fewer than eight Class B directors, the right to designate will be allocated as between the Apollo Stockholder and THL Advisors based on a specified formula. For so long as the Stockholders' Agreement is in effect, each of the Investors has agreed to vote its Shares and Series B Preferred Stock in favor of each of the director nominees of the Lead Stockholders.

            The Stockholders' Agreement provides that, for a five year period from June 29, 1999, no Investor may offer, sell or otherwise dispose of its shares of Series B Preferred Stock without the consent of each of the Lead Stockholders, except for (i) transfers to affiliated transferees,
(ii) transfers of shares pursuant to the registration rights, tag along rights or drag along provisions described below, (iii) bona fide pledges of shares to a bank, financial institution or other lender and (iv) certain other permitted transfers, subject in case of certain of these transfers to the transferee agreeing to be bound by the provisions of the Stockholders' Agreement. The Stockholders' Agreement does provide, however, for certain "tag-along rights" and "drag-along rights" in favor of non-transferring stockholders with respect to proposed transfers of securities.

            On February 18, 1999, the Original Investors entered into a Registration Rights Agreement (the "Registration Rights Agreement") with Wyndham, pursuant to which the Investors have the right to require Wyndham to register shares of Wyndham preferred stock or shares of Wyndham common stock into which the Wyndham preferred stock converts in one or more registrations and/or pursuant to a shelf registration statement. The Stockholders' Agreement provides, however, that (i) any request for a registration by Wyndham on or prior to the third anniversary of the date of the Stockholders' Agreement shall only be made by or with the consent of both Lead Stockholders, (ii) any request for a registration by Wyndham between the third and fifth anniversaries of the date of the Stockholders' Agreement may only be made by the Apollo Stockholder, THL Advisors or Beacon Capital Partners, L.P. and its affiliates and (iii) any request for a shelf registration statement on or prior to the fifth anniversary of the date of the Stockholders' Agreement may be made only by or with the consent of the Lead Stockholders.

            The Securities Purchase Agreement, the Assignment to which any of the Reporting Persons is a party, the Stockholders' Agreement and the Registration Rights Agreement described above are filed as exhibits to this
Schedule 13D and are incorporated herein by reference. The Certificate of Designation, the Restated Certificate and the Rights Plan have been filed as exhibits to filings by Wyndham with the Securities and Exchange Commission. The foregoing descriptions of such agreements are not intended to be complete and are qualified in their entirety by reference to such exhibits.

Item 5.  Interest in Securities of the Issuer.

            (a) and (b). By virtue of the Stockholders' Agreement and the relationships described herein, the Investors may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As of the date hereof, to the knowledge of the Reporting Persons, the Investors collectively beneficially own an aggregate of 116,414,435 Shares, or 41.2% of the Outstanding Shares (as defined below). For purposes of calculating ownership percentages in this Schedule 13D, the number of "Outstanding Shares" includes (i) the 165,886,524 Shares outstanding on July 9, 1999 based on information provided to the Investors by Wyndham and (ii) the Shares issuable upon conversion of the Series B Preferred Stock held by the Investor or Investors whose ownership is being measured, excluding for such purpose the Shares issuable upon conversion of any other shares of Series B Preferred Stock or other convertible securities. Each of the Reporting Persons expressly disclaims beneficial ownership of those Investors' Shares held by any other members of such group or of Shares held individually by certain directors or executive officers of certain of the Investors.

            Pursuant to the Securities Purchase Agreement, (i) Apollo Investment IV has obtained direct beneficial ownership of 28,174,622 Shares, representing approximately 14.5% of the Outstanding Shares, (ii) Apollo Overseas has obtained direct beneficial ownership of 1,511,059 of the Outstanding Shares, representing approximately 0.9% of the Outstanding Shares, (iii) Apollo Real Estate IV has obtained direct beneficial ownership of 14,842,841 Shares, representing approximately 8.2% of the Outstanding Shares, and (iv) AIFTHL has acquired direct beneficial ownership of 9,313,155 Shares, representing approximately 5.3% of the Outstanding Shares. By virtue of the relationships among the Reporting Persons described herein, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the 53,841,677 Shares directly beneficially owned by Apollo Investment IV, Apollo Overseas, Apollo Real Estate IV and AIFTHL, which represents approximately 24.5% of the Outstanding Shares.

            Messrs. Leon D. Black, William L. Mack and Lee Neibart are founding principals of Apollo Real Estate Advisors IV, and Mr. Black is also a founding principal of Apollo Advisors IV. Mr. Mack has direct beneficial ownership of 350,789 Shares and Mr. Niebart has direct beneficial ownership of 4,672 Shares. In addition, certain family members of Messrs. Black and Mack are beneficiaries of trusts which hold Shares. Messrs. Black and Mack are neither trustees nor beneficiaries of such trusts and disclaim beneficial ownership of the Shares held thereby, as well as Shares held by Reporting Persons.

            All of the foregoing information as to number of Shares and percentage of Outstanding Shares beneficially owned is set forth without giving effect to the accrual of dividends payable in additional shares of Series B Preferred Stock. In addition, as discussed above, the numbers of Shares listed above are each subject to reduction of up to 30% if the Series B Preferred Stock is redeemed by Wyndham with the proceeds of the Rights Offering, depending upon the participation in the Rights Offering.

            Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a Reporting Person is the beneficial owner of any of the Shares other than those which such Reporting Person has acquired pursuant to the Securities Purchase Agreement or an Assignment.

            (c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The responses to Items 3, 4 and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

            Except for the agreements described in Items 3 and 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2, and any other person, with respect to any securities of Wyndham including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

            Exhibit 1:*       Joint Filing Agreement dated as of July
                              12, 1999 by and among the Reporting Persons.

            Exhibit 2: Securities Purchase Agreement dated as of February 18, 1999 by and among Wyndham, Patriot, Patriot American Hospitality Partnership, L.P., Wyndham International Operating Partnership, L.P. and the investors set forth on the signature pages thereto (incorporated herein by reference to Exhibit
                              99.1 to Wyndham's Current Report on Form 8- K filed with the Securities and Exchange Commission on March 2, 1999).

            Exhibit 3:* Amendment dated as of June 28, 1999 to Securities Purchase Agreement dated as of February 18, 1999 by and among Wyndham, Patriot, Patriot American Hospitality Partnership, L.P., Wyndham International Operating Partnership, L.P. and the Investors set forth on the signature pages thereto.

            Exhibit 4:*       Stockholders' Agreement dated as of
                              June 29, 1999 by and among the Stockholders named therein.

            Exhibit 5:*       Registration Rights Agreement dated as
                              of February 18, 1999 by and among Wyndham and the persons listed on the signature pages thereto.

            Exhibit 6:* Limited Liability Company Agreement of AIF/THL PAH LLC dated as of June 22, 1999.

            Exhibit 7:*       Assignment and Assumption Agreement
                              dated as of June 22, 1999 by and among Apollo Real Estate Investment Fund III, L.P. and Apollo Investment Fund IV, L.P., as
                              Assignors, and Apollo Real Estate Investment
                              Fund IV, L.P., as Assignee

            Exhibit 8:*       Assignment and Assumption Agreement
                              dated as of June 22, 1999 by and among Apollo Real Estate Investment Fund III, L.P. and Apollo Investment Fund IV, L.P., as
                              Assignors, and Apollo Overseas Partners IV,
                              L.P., as Assignee


            *     Filed herewith.



                             SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.


                                APOLLO INVESTMENT FUND IV, L.P.

                                By:  Apollo Advisors IV, L.P., its General
                                     Partner

                                     By:  Apollo Capital Management IV,
                                          Inc.,  its General Partner


                                By:   /s/  Michael D. Weiner
                                      ----------------------------------
                                      Name:   Michael D. Weiner
                                      Title:  Vice President


                                APOLLO OVERSEAS PARTNERS IV, L.P.

                                By:  Apollo Advisors IV, L.P., its Managing
                                     General Partner

                                      By:  Apollo Capital Management IV,
                                           Inc., its General Partner


                                By:  /s/  Michael D. Weiner
                                     ---------------------------------
                                      Name:   Michael D. Weiner
                                      Title:  Vice President


                                APOLLO ADVISORS IV, L.P.

                                By:  Apollo Capital Management IV, Inc., its
                                     General Partner

                                By:  /s/  Michael D. Weiner
                                     --------------------------------
                                      Name:  Michael D. Weiner
                                      Title: Vice President


                                APOLLO REAL ESTATE INVESTMENT FUND IV, L.P.

                                By:  Apollo Real Estate Advisors IV, L.P.,
                                     its General Partner

                                      By:  Apollo Real Estate Capital
                                           Advisors IV, Inc., its
                                           General Partner


                                By:  /s/  Michael D. Weiner
                                     --------------------------------
                                      Name:  Michael D. Weiner
                                      Title: Vice President


                                APOLLO REAL ESTATE ADVISORS IV, L.P.

                                By: Apollo Real Estate Capital Management IV, Inc., its General Partner


                                By:  /s/  Michael D. Weiner
                                     --------------------------------
                                      Name:  Michael D. Weiner
                                      Title: Vice President


                                APOLLO MANAGEMENT IV, L.P.

                                By:  AIF IV Management, Inc.,
                                     its General Partner


                                By:  /s/  Michael D. Weiner
                                     -----------------------------------
                                      Name:  Michael D. Weiner
                                      Title: Vice President


                                AIF/THL PAH LLC

                                By:  Apollo Management IV, L.P., its Manager

                                     By:  AIF IV Management, Inc., its
                                          general partner


                                By:  /s/  Michael D. Weiner
                                     ----------------------------------
                                      Name:   Michael D. Weiner
                                      Title:  Vice President



                                                                  SCHEDULE A


      The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of certain of the Reporting Persons. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Schedule relates. Except as otherwise indicated in this Schedule or in the Schedule 13D to which this Schedule relates, the principal business address of each person or entity set forth below is c/o Apollo Management IV, L.P., Two Manhattanville Road, Purchase, New York 10577, and each such person or entity is a citizen of the United States of America.

      The directors and principal executive officers of Apollo Capital Management IV, L.P., the general partner of Apollo Advisors IV, L.P., the general partner of Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P., are Messrs. Leon D. Black and John J. Hannan. The directors and principal executive officers of Apollo Real Estate Management IV, L.P., the general partner of Apollo Real Estate Investment Fund IV, L.P., are Messrs. Leon D. Black, John J. Hannan and William L. Mack. The principal occupation of Messrs. Black and Hannan is to act as directors and officers of Apollo Management IV, L.P. and Apollo Real Estate Management IV, L.P., and the principal occupation of Mr. Mack is to act as a director and officer of Apollo Real Estate Management IV, L.P. AIF IV Management, Inc. is principally engaged in the business of serving as a general partner of Apollo Management IV, L.P. Mr. Mack also serves as a President of the Mack Organization, an owner and developer of, and investor in, office and industrial buildings and other commercial properties.

      Messrs. Black and Hannan are also founding principals of (i) Apollo Advisors, L.P., which together with its affiliates, manages the Apollo Investment Funds, (ii) Lion Advisors, L.P., which serves as representative to certain institutional investment accounts, and (iii) Apollo Real Estate Advisors, L.P., which, together with its affiliates, manages the Apollo Real Estate Investment Funds. The principal business of Apollo Advisors, L.P. and Lion Advisors, L.P. is to provide advice regarding investments in securities, and the principal business of Apollo Real Estate Advisors is to provide advice regarding investments in real estate and real estate-related investments. The business address of each of Messrs. Black, Hannan and Mack is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, New York 10019.



                                                      Exhibit 1

                        JOINT FILING AGREEMENT


            In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons listed below on behalf of each of them of a Statement on Schedule 13D (including any amendments thereto) with respect to the common stock, par value $0.01 per share, of Wyndham International, Inc., a Delaware corporation. The undersigned further consent and agree to the inclusion of this Agreement as an Exhibit to such Schedule 13D. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

            IN WITNESS WHEREOF, the undersigned have executed this agreement as of the 12th day of July, 1999.


                                APOLLO INVESTMENT FUND IV, L.P.

                                By:  Apollo Advisors IV, L.P., its General
                                     Partner

                                     By:  Apollo Capital Management IV,
                                          Inc.,  its General Partner


                                By:   /s/  Michael D. Weiner
                                      ----------------------------------
                                      Name:   Michael D. Weiner
                                      Title:  Vice President


                                APOLLO OVERSEAS PARTNERS IV, L.P.

                                By:  Apollo Advisors IV, L.P., its Managing
                                     General Partner

                                      By:  Apollo Capital Management IV,
                                           Inc., its General Partner


                                By:  /s/  Michael D. Weiner
                                     ---------------------------------
                                      Name:   Michael D. Weiner
                                      Title:  Vice President


                                APOLLO ADVISORS IV, L.P.

                                By:  Apollo Capital Management IV, Inc., its
                                     General Partner

                                By:  /s/  Michael D. Weiner
                                     --------------------------------
                                      Name:  Michael D. Weiner
                                      Title: Vice President


                                APOLLO REAL ESTATE INVESTMENT FUND IV, L.P.

                                By:  Apollo Real Estate Advisors IV, L.P.,
                                     its General Partner

                                      By:  Apollo Real Estate Capital
                                           Advisors IV, Inc., its
                                           General Partner


                                By:  /s/  Michael D. Weiner
                                     --------------------------------
                                      Name:  Michael D. Weiner
                                      Title: Vice President


                                APOLLO REAL ESTATE ADVISORS IV, L.P.

                                By: Apollo Real Estate Capital Management IV, Inc., its General Partner


                                By:  /s/  Michael D. Weiner
                                     --------------------------------
                                      Name:  Michael D. Weiner
                                      Title: Vice President


                                APOLLO MANAGEMENT IV, L.P.

                                By:  AIF IV Management, Inc.,
                                     its General Partner


                                By:  /s/  Michael D. Weiner
                                     -----------------------------------
                                      Name:  Michael D. Weiner
                                      Title: Vice President


                                AIF/THL PAH LLC

                                By:  Apollo Management IV, L.P., its Manager

                                     By:  AIF IV Management, Inc., its
                                          general partner


                                By:  /s/  Michael D. Weiner
                                     ----------------------------------
                                      Name:   Michael D. Weiner
                                      Title:  Vice President



                                                                  Exhibit 3

                  AMENDMENT TO SECURITIES PURCHASE AGREEMENT

      THIS AMENDMENT TO SECURITIES PURCHASE AGREEMENT (the "Amendment") is made as of June 28, 1999, by and among Patriot American Hospitality, Inc., a Delaware corporation ("Patriot"), Wyndham International, Inc., a Delaware corporation ("Wyndham," and together with Patriot, the "Companies"), Patriot American Hospitality Partnership, L.P. ("Patriot OP"), Wyndham International Operating Partnership, L.P. ("Wyndham OP," and together with Patriot OP, the "Operating Partnerships") and the parties identified on the signature page hereof as the Original Investors (the "Original Investors"). All capitalized terms used herein without definition shall have the meanings ascribed to them in that certain Securities Purchase Agreement dated as of February 18, 1999 by and among the Companies, the Operating Partnerships and the Original Investors (the "Securities Purchase Agreement').

      WHEREAS, the Companies, the Operating Partnerships, and the Original Investors desire to make certain amendments to the Securities Purchase Agreement.

      NOW THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

      1. Definition of Permitted Assignees and Permitted Third Party Transferee. The term "Permitted Assignees" as defined in Section 1.1(b) of the Securities Purchase Agreement shall include (i) the voting trusts formed or to be formed by Beacon Capital Partners, Inc. and Beacon Capital Partners, L.P. ("Beacon") for the purpose of holding Beacon's Shares, as described in that certain Confidential Information Statement prepared by Beacon dated June 8, 1999, as amended, and (ii) The Dartmouth Trust, The Franklin Trust and The Bonnybrook Trust. The term "Permitted Third Party Transferees" as defined in Section 1.1(b) of the Securities Purchase Agreement shall include the beneficiaries of AIF/THL PAH LLC (other than Ares Leveraged Investment Fund, L.P. and Ares Leveraged Investment Fund II, L.P., which shall be deemed to be Permitted Assignees of Apollo Investment Fund IV, L.P. and Apollo Real Estate Investment Fund III, L.P.) to the extent that AIF/THL PAH LLC distributes Shares to these beneficiaries and these beneficiaries agree to be bound by the terms and conditions of the Securities Purchase Agreement.

      2. Delayed Closing of Portion of Shares Purchase.

            (a) Section 1.2 of the Securities Purchase Agreement is hereby amended by adding the following sentence at the end of Section 1.2:

            "Notwithstanding anything contained in this Agreement to the contrary, upon the terms and subject to the conditions set forth herein, on July 1, 1999, Wyndham will issue and sell to Beacon, and, in reliance on the representations and warranties of the Companies and the Operating Partnerships contained herein, Beacon will purchase from Wyndham 450,000 Shares (the "Delayed Purchase Shares") of the 1,500,000 Shares to be purchased by Beacon pursuant to Section 1.1, for a purchase price of $100.00 per Share. Beacon, in its sole discretion, may fund up to $45 million (but only to the extent that the same, less accrued interest and exit fees, has been advanced by Beacon on or prior to July 1, 1999) of the Purchase Price of the Delayed Purchase Shares through transfer of all or part of Beacon's loan receivable, plus accrued interest and exit fees, from PAH Realty Company, LLC which is secured by a mortgage on the Batterymarch hotel, Boston, Massachusetts (the "Batterymarch Mortgage Loan")."

      (b) Section 2.1 of the Securities Purchase Agreement is hereby amended by adding the following sentence at the end of Section 2.1:

            "Notwithstanding anything contained in this Agreement to the contrary, for purposes of all matters in this Agreement relating to the purchase and sale of the Delayed Purchase Shares, including, without limitation the satisfaction of the conditions precedent contained in Article V of this Agreement, the term "Closing" shall mean the closing of the purchase and sale of the Delayed Purchase Shares, and the term "Closing Date" shall mean July 1, 1999.

      3. Unaccredited Investors as Permitted Assignees. Section 4.1(b) of the Securities Purchase Agreement is amended by deleting the last sentence of Section 4.1(b) and replacing it with the following"

            "Each Investor, other than three of the Permitted Assignees of Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P., Thomas H. Lee Charitable Investment L.P., and THL-CCI Limited Partnership qualifies as an "accredited investor" as such term is defined in Section 2(15) of the Securities Act and Regulation D promulgated thereunder."

      4. Definition of "Covered Anatole Termination". Section 10.2(a) of the Securities Purchase Agreement is amended so that the defined term "Covered Anatole Termination" shall mean any termination of the Anatole Management Contract pursuant to Section 12.2(2) of the Anatole Management Contract, as amended February 16, 1999. The Companies and the Operating Partnerships agree to make no further amendments to Section 12.2(2) of the Anatole Management Contract without the Investors' prior written consent.

      5. Restructuring Plan. The first sentence of paragraph number 6 of Exhibit A Restructuring Plan, to the Securities Purchase Agreement is hereby amended to change the reference in such sentence from "voting stock" to "non-voting stock."

      6. Form of Bylaws. Exhibit C to the Securities Purchase Agreement, Form of Amended and Restated Bylaws of Wyndham, is hereby deleted and replaced in its entirety with the attached Exhibit C.

      7. Form of Certificate of Designation of Series B Convertible Preferred Stock. Exhibit G to the Securities Purchase Agreement, Form of Certificate of Designation of Series B Convertible Preferred Stock, is hereby deleted and replaced in its entirety with the attached Exhibit G.

      8. Impact of Amendment. All provisions of the Securities Purchase Agreement and the exhibits thereto not amended by this Amendment shall remain in full force and effect.


            IN WITNESS WHEREOF, each of the undersigned has caused the foregoing Agreement to be executed by one of its duly authorized signatories as of the date first above written.

                           PATRIOT AMERICAN HOSPITALITY, INC.


                              By:    /s/ Anne Raymond
                                    -----------------------------
                              Name:   Anne Raymond
                              Title:  Chief Investment Officer
                              Address:   1950 Stemmons Freeway
                                         Suite 6001
                                         Dallas, Texas 75207

                           WYNDHAM INTERNATIONAL, INC.


                              By:     /s/ Anne Raymond
                                     -----------------------------
                              Name:   Anne Raymond
                              Title:  Chief Investment Officer
                              Address:   1950 Stemmons Freeway
                                         Suite 6001
                                         Dallas, Texas 75207


                           PATRIOT AMERICAN HOSPITALITY
                           PARTNERSHIP, L.P.

                           By: PAH GP, INC., its General Partner

                              By:   /s/ Anne Raymond
                                    --------------------------
                              Name:  Anne Raymond
                              Title: Chief Investment Officer
                              Address:   1950 Stemmons Freeway
                                         Suite 6001
                                         Dallas, Texas 75207

                           WYNDHAM INTERNATIONAL OPERATING
                           PARTNERSHIP, L.P.

                           By: Wyndham International, Inc., its General
                               Partner


                              By:    /s/ Anne Raymond
                                     ------------------------------
                              Name:   Anne Raymond
                              Title:  Chief Investment Officer
                              Address:   1950 Stemmons Freeway
                                         Suite 6001
                                         Dallas, Texas 75207



                 [Remainder of page intentionally left blank]


                           ORIGINAL INVESTORS:

                           APOLLO REAL ESTATE
                           INVESTMENT FUND III, L.P.

                           By:  Apollo Real Estate Advisors III, L.P.,
                                   its General Partner

                                  By:  Apollo Real Estate Capital
                                      Advisors III, Inc., its General Partner

                           By: /s/ Ricardo Koenigsberger
                               --------------------------------
                               Name:  Ricardo Koenigsberger
                               Title:  Vice President


                           APOLLO INVESTMENT FUND IV, L.P.

                           By:  Apollo Advisors, IV, L.P., its General
                                Partner

                                By:  Apollo Capital Management IV, Inc.,
                                     its General Partner

                           By:  /s/ Eric Press
                                --------------------------------
                                 Name:   Eric Press
                                 Title:  Vice President
                                 Address: 1301 Avenue of the Americas
                                          38th Floor
                                          New York, New York 10019


                           THOMAS H. LEE EQUITY FUND IV, L.P.

                           By:  THL Equity Advisors IV, LLC

                              By:   /s/ Todd M. Abbrecht
                                    ------------------------------
                              Name:  Todd M. Abbrecht
                              Title: Vice President
                              Address: 75 State Street
                                       Suite 2600
                                       Boston, Massachusetts 02109


                           THOMAS H. LEE FOREIGN FUND IV, L.P.

                           By:  THL Equity Advisors IV, LLC

                              By:    /s/ Todd M. Abbrecht
                                     ------------------------------
                              Name:  Todd M. Abbrecht
                              Title: Vice President
                              Address: 75 State Street
                                       Suite 2600
                                       Boston, Massachusetts 02109


                          THOMAS H. LEE CHARITABLE
                              INVESTMENT L.P.

                           By:  THL Equity Advisors IV, LLC

                              By:  /s/ Todd M.Abbrecht
                                   -----------------------------
                                   Name:  Todd M. Abbrecht
                                   Title: Vice President
                                   Address: 75 State Street
                                            Suite 2600
                                            Boston, Massachusetts 02109


                           THL-CCI LIMITED PARTNERSHIP

                           By:  THL Equity Advisors IV, LLC

                              By:     /s/ Todd M. Abbrecht
                                    -----------------------------
                              Name:  Todd M. Abbrecht
                              Title: Vice President
                              Address: 75 State Street
                                       Suite 2600
                                       Boston, Massachusetts 02109


                           BEACON CAPITAL PARTNERS, L.P.

                           By:  Beacon Capital Partners, Inc., its General
                                Partner


                           By:     /s/ John C. Halsted
                                   -------------------------------
                               Name:   John C. Halsted
                               Title:  Senior Vice President
                               Address:  1 Federal Street
                                         26th Floor
                                         Boston, Massachusetts 02110


                           STRATEGIC REAL ESTATE INVESTMENTS I, L.L.C.

                           By:     /s/ Kenneth T. Rosen
                                 --------------------------------
                                 Name:  Kenneth T. Rosen
                                 Title: Manager
                                 Address:  1995 University Avenue
                                           Suite 550
                                           Berkeley, California 94704




                                                                  Exhibit 4



------------------------------------------------------------------------------




                        -------------------------------


                        WYNDHAM INTERNATIONAL, INC.

                        -------------------------------



                          STOCKHOLDERS' AGREEMENT

                                BY AND AMONG

                           THE STOCKHOLDERS NAMED
                       ON THE SIGNATURE PAGES HERETO



                        -------------------------------


                         Dated as of June 29, 1999

                        -------------------------------




------------------------------------------------------------------------------



                             TABLE OF CONTENTS


Section                       Heading                                     Page

Article 1.  Certain Definitions...............................................1

Article 2.  Board of Directors................................................7

      Section 2.1.Board of Directors..........................................7

Article 3.  Restrictions on Transfer..........................................7

      Section 3.1.Restrictions on Transfer....................................8
      Section 3.2.Exceptions to Restrictions..................................8
      Section 3.3.Binding Effect on Transferees...............................9
      Section 3.4.Notifications Regarding Transfers...........................9
      Section 3.5.Restrictions on Conversion..................................9

Article 4.  Tag-Along Rights; Drag-Along Rights..............................10

      Section 4.1.Tag-Along Rights...........................................11
      Section 4.2.Drag-Along Rights..........................................11

Article 5.  Registration Rights..............................................12

      Section 5.1.Registration Rights........................................12

Article 6.  Miscellaneous....................................................13

      Section 6.1.Further Actions; Cooperation...............................13
      Section 6.2.Successors and Assigns.....................................13
      Section 6.3.Representatives............................................14
      Section 6.4.Amendment; Modification; Waiver............................14
      Section 6.5.Notices....................................................14
      Section 6.6.Entire Agreement: Governing Law............................14
      Section 6.7.Injunctive Relief..........................................15
      Section 6.8 Headings...................................................15
      Section 6.9.Recapitalizations, Exchanges, Etc. Affecting the Shares of
                  Common Stock; New Issuances................................15
      Section 6.10.Counterparts..............................................15
      Section 6.11.Jurisdiction; Forum.......................................16
      Section 6.12.Termination...............................................16





      STOCKHOLDERS' AGREEMENT (this "Agreement"), dated as of June 29, 1999, by and among the parties named on the signature pages hereto (collectively, the "Stockholders") and such other persons that become parties to this Agreement as described herein.

                             W I T N E S S E T H:

      WHEREAS, pursuant to (i) a Securities Purchase Agreement, dated as of February 18, 1999, as amended, by and among Wyndham International, Inc. (the "Company"), Patriot American Hospitality, Inc. ("Patriot"), Wyndham International Operating Partnership, L.P., Patriot American Hospitality Partnership, L.P. and the persons identified therein as Investors (the "Original Investors") and (ii) Assignment and Assumption Agreements by and among the Company, Patriot and the Stockholders, the Stockholders will purchase shares of Series B Convertible Preferred Stock (the "Shares") of the Company; and

      WHEREAS, the parties hereto deem it in their best interests to enter into this Agreement in order to govern certain of their rights, duties and obligations in connection with their investment in the Company; and

      WHEREAS, the parties hereto also desire to restrict the sale, assignment, transfer, encumbrance or other disposition of their securities of the Company and to provide for certain rights and obligations with respect thereto as hereinafter provided.

      NOW, THEREFORE, in consideration of the mutual agreements and understandings set forth herein, the parties hereto hereby agree as follows:


                       Article 1. Certain Definitions

      As used in this Agreement, the following terms shall have the following respective meanings:

      "Affiliate" means, as to any Person, (a) any Person which directly or indirectly controls, is controlled by, or is under common control with such Person, (b) any Person who is a director, officer, partner or principal of such Person or of any Person which directly or indirectly controls, is controlled by, or is under common control with such Person, and (c) any individual who is a member of the immediate family of any Person described in clause (a) or clause (b) above. For purposes of this definition, "control" of a Person shall mean the power, direct or indirect, (i) to vote or direct the voting of 5% or more of the Voting Stock of such Person or
(ii) to direct or cause the direction of the management and policies of such Person whether by ownership of Capital Stock, by contract or otherwise.

      "Agreement" means this Agreement as in effect on the date hereof and as hereafter from time to time amended, modified or supplemented in accordance with the terms hereof.

      "Apollo Investors" means Apollo Real Estate Investment Fund IV, L.P., Apollo Investment Fund IV, L.P., Strategic Real Estate Investments I, LLC and their respective Permitted Assignees and Permitted Third Party Transferees.

      "Apollo Stockholder" means, collectively, Apollo Management IV, L.P. and Apollo Real Estate Management IV, L.P.

      "Beacon Affiliate" means any director or officer, or member of the immediate family of a director or officer, of any entity that is included within the definition of "Beacon Stockholder" in office at the time of the relevant determination, and any corporation, partnership, limited liability company, trust or other entity that is controlled by, or the equity interests of which are owned by, any of the foregoing individuals.

      "Beacon Stockholder" means, collectively, Beacon Capital Partners, L.P., Beacon Capital Partners, Inc., BCP Voting, Inc., as voting trustee of the First Beacon Voting Trust, and any other entity that is an Affiliate of Beacon Capital Partners, L.P. that becomes a trustee of the First Beacon Voting Trust or the Second Beacon Voting Trust, if formed, and any successors thereto.

      "Beacon Voting Trust" means, collectively, the First Beacon Voting Trust and the Second Beacon Voting Trust.

      "Beacon Voting Trust Agreement" means, collectively, (i) the Voting Trust Agreement, dated as of June 8, 1999, as amended, by and between Beacon Capital Partners, L.P., as the initial beneficiary of the First Beacon Voting Trust, and BCP Voting, Inc, as trustee of the First Beacon Voting Trust, an accurate copy of which has been provided to the Lead Stockholders, and (ii) if the Second Beacon Voting Trust is formed, the Voting Trust Agreement to be entered into by and between Beacon Capital Partners, L.P., as the initial beneficiary of the Second Beacon Voting Trust, and the trustee of the Second Beacon Voting Trust; provided, that
(x) the proposed form of the Voting Trust Agreement for the Second Beacon Voting Trust and the proposed form of any amendment to the Voting Trust Agreement for the First Beacon Voting Trust or the Second Beacon Voting Trust shall be provided to the Lead Stockholders for their review at least ten days in advance of the earlier of its execution or distribution and (y) the Lead Stockholders shall have approved in advance of the earlier of its execution or distribution any provision of the Second Beacon Voting Trust or any amendment to the Voting Trust Agreement for the First Beacon Voting Trust or the Second Beacon Voting Trust that alters or is otherwise inconsistent with the definition of "Permitted Voting Trust Transfer" contained in this Agreement or any other provision affecting those matters addressed in this Agreement.

       "Board of Directors" means the Board of Directors of the Company as from time to time hereafter constituted.

      "By-Laws" means the By-Laws of the Company in effect on the date hereof and as hereafter further amended.

      "Capital Stock" means and includes (i) any and all shares, interests, participations or other equivalents of or interests in (however designated) corporate stock of any Person, including, without limitation, shares of preferred or preference stock, (ii) all partnership interests (whether general or limited) in any Person which is a partnership, (iii) all membership interests or limited liability company interests in any limited liability company and (iv) all equity or ownership interests in any Person of any other type.

      "Certificate of Incorporation" means the Certificate of Incorporation of the Company as in effect on the date hereof and as hereafter amended, modified, supplemented or restated.

      "Class A Common Stock" means the Class A common stock, par value $0.01 per share, of the Company.

      "Class B Common Stock" means the Class B common stock, par value $0.01 per share, of the Company.

      "Common Stock" means the Class A Common Stock and Class B Common Stock or, if the Company's common stock ceases to be so designated, the common stock, par value $0.01 per share, of the Company.

      "Company" means Wyndham International, Inc., a Delaware corporation, and any successor thereto.

      "Equity Securities" means the Common Stock and Preferred Stock and any other securities convertible into, exercisable for or exchangeable with Common Stock or Preferred Stock and other equity security issued by the Company.

      "First Beacon Voting Trust" means the Beacon Capital Partners, L.P. Voting Trust.

      "Lead Stockholders" means the Apollo Stockholder and the Lee Stockholder; provided that if either of the Lead Stockholders and its respective Affiliates cease to collectively beneficially own at least 10% of the shares of Common Stock (including shares of Common Stock issuable upon conversion of securities convertible, exchangeable or exercisable for shares of Common Stock) beneficially owned by such Lead Stockholder and its Affiliates immediately following the closing of the transactions contemplated by the Securities Purchase Agreement, then such Lead Stockholder shall cease to be a Lead Stockholder.

      "Lee Director Percentage" means (i) the total number of shares of Common Stock (including, without duplication, shares of Common Stock issuable upon conversion of securities convertible, exchangeable or exercisable for shares of Common Stock) beneficially owned by the Lee Investors (excluding open market purchases) divided by (ii) the total number of shares of Common Stock (including, without duplication, shares of Common Stock issuable upon conversion of securities convertible, exchangeable or exercisable for shares of Common Stock) beneficially owned by the Apollo Investors and the Lee Investors (excluding open market purchases).

      "Lee Investors" means Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P., Thomas H. Lee Charitable Investment L.P., THL-CCI Limited Partnership, the Beacon Stockholder and their respective Permitted Assignees and Permitted Third Party Transferees.

      "Lee Stockholder" means THL Equity Advisors IV, LLC, in its capacity as general partner of Thomas H. Lee Equity Fund IV, L.P.

      "Permitted Assignee" shall have the same meaning as set forth in the Securities Purchase Agreement.

      "Permitted Beacon Voting Trust Transfer" means a transfer of Shares through a termination of the Beacon Voting Trust on or after the second anniversary of the date of this Agreement that complies with each of the following requirements: (i) the termination shall be made pursuant to
Section 15(a)(iv) of the Beacon Voting Trust Agreement at the request of beneficiaries of the Beacon Voting Trust that shall not include the Beacon Stockholder or any Beacon Affiliate, such termination shall not have been directly or indirectly proposed, solicited or encouraged by the Beacon Stockholder (other than the required action as trustee under such Section 15(a)(iv)) or by any Beacon Affiliate and the Beacon Stockholder and the Beacon Affiliates shall have used their reasonable efforts to discourage such termination; (ii) the Shares so transferred shall be converted into shares of Series A Preferred Stock; (iii) any shares of Series A Preferred Stock to be received in connection with such termination by the Beacon Stockholder or by any Beacon Affiliate shall remain subject to the transfer, conversion and other restrictions of this Agreement and the Beacon Stockholder and any such Beacon Affiliate shall execute any agreement required under Section 3.3 of this Agreement to evidence the foregoing; (iv) each of the transferees of such Shares shall have acknowledged in form and substance satisfactory to the Lead Stockholders such transferee's agreement to be bound by Section 5.1(b) of this Agreement; and (v) such termination and the transfer of Shares made in connection therewith shall be made in compliance with all applicable law.

      "Permitted Third Party Transferee" shall have the same meaning as set forth in the Securities Purchase Agreement.

      "Person" means an individual or a corporation, association, partnership, limited liability company, joint venture, organization, business, trust or any other entity or organization, including a government or any subdivision or agency thereof.

      "Preferred Stock" means the Series A Preferred Stock and the Series B Preferred Stock.

      "Pro Rata Portion" means, with reference to any Stockholder at any time, a fraction, the numerator of which is the number of votes represented by the Shares and the Class B Common Stock then issued and outstanding and held by such Stockholder, and the denominator of which is the aggregate number of votes represented by the Shares and the Class B Common Stock then issued and outstanding and held by the Stockholders taken together.

      "Registrable Securities" means (i) any shares of Class B Common Stock issued or issuable upon conversion of any of the Shares, (ii) any shares of Series A Preferred Stock issued or issuable upon conversion of the Shares,
(iii) any shares of Class A Common Stock issued or issuable upon conversion of the Series A Preferred Stock described in clause (ii) above, and (iv) any securities issued or issuable with respect to any Series A Preferred Stock, Series B Preferred Stock, Class A Common Stock or Class B Common Stock described in clauses (i), (ii) and (iii) above by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, reorganization or otherwise.

      "Registration Rights Agreement" shall mean the Registration Rights Agreement, dated as of February 18, 1999, by and among the Company and the persons listed on the signature pages thereof.

      "Restated Certificate of Incorporation" means the Restated
Certificate of Incorporation of the Company, as proposed to be filed with the Secretary of State of the State of Delaware on the date of the Closing under the Securities Purchase Agreement.

      "Required Investor Director Percentage" means 1.0 divided by the total number of Class B directors of the Company that may be elected pursuant to Section V(D) of the Restated Certificate of Incorporation.

      "Second Beacon Voting Trust" means, collectively, the Beacon Capital Partners, L.P. Voting Trust II and the Beacon Capital Partners, L.P. Voting Trust III, in each case if formed.

      "Securities Act" means, as of any date, the Securities Act of 1933, as amended, or any similar Federal statute then in effect and superseding such act, and any reference to a particular section thereof shall include a reference to the comparable section, if any, of any such similar Federal statute, and the rules and regulations thereunder.

      "Series A Preferred Stock" means the Series A Convertible Preferred Stock, par value $0.01 per share, of the Company.

      "Series B Preferred Stock" means the Series B Convertible Preferred Stock, par value $0.01 per share, of the Company.

      "Shares" shall have the meaning set forth in the preamble of this Agreement; provided, however, that unless the context otherwise requires, references in this Agreement to the "Shares" shall be deemed to include additional shares of Series B Preferred Stock that are issued pursuant to the Certificate of Designation for such Preferred Stock.

      "Stockholders" shall mean (i) the Stockholders named on the signature page hereto and (ii) each Third Party Transferee who becomes a party to or bound by the provisions of this Agreement in accordance with the terms hereof, in each case for so long as such person continues to hold Equity Securities in the Company.

      "Third Party Transferee" has the meaning specified in Section 3.2.

      "Voting Stock" means Capital Stock of any class or classes, the holders of which are ordinarily, in the absence of contingencies, entitled to vote in the election of directors (or Persons performing similar functions).


                       Article 2. Board of Directors

      Section 2.1.Board of Directors. (a) For so long as this Agreement is in effect, each of the Stockholders shall vote all of the Voting Stock owned or held of record by such Stockholder so as to elect, and to continue in office, each of the directors of the Company designated by the Lead Stockholders. So long as the Stockholders are entitled to elect eight Class B directors pursuant to the Restated Certificate of Incorporation, the Apollo Stockholder shall have the right to designate four Class B directors of the Company and the Lee Stockholder shall have the right to designate four Class B directors of the Company. In the event that the number of Class B directors of the Company that the Stockholders are entitled to elect is reduced to below eight pursuant to Section V(D) of the Restated Certificate of Incorporation, (i) the number of Class B directors that the Lee Stockholder shall be entitled to designate shall be equal to the Lee Director Percentage divided by the Required Investor Director Percentage (rounded up or down to the nearest integer) and (ii) the number of Class B directors that the Apollo Stockholder shall be entitled to designate shall be equal to the total number of Class B directors of the Company that the Stockholders are entitled to elect pursuant to Section V(D) of the Restated Certificate of Incorporation minus the number of Class B directors that the Lee Stockholder is entitled to designate pursuant to this Section 2.1(a).

            (b) If either of the Lead Stockholders shall notify the other Stockholders of its desire to remove, with or without cause, any director of the Company previously designated by it, each Stockholder shall vote all of the shares of Voting Stock owned or held by such Stockholder and take all other necessary actions to cause the removal of any director designated by such Lead Stockholder pursuant to Section 2.1(a).

            (c) In the event that any designee of either Lead Stockholder shall for any reason cease to serve as a member of the Board of Directors during his term of office, the resulting vacancy on the Board of Directors will be filled by a representative designated by such Lead Stockholder.


                    Article 3. Restrictions on Transfer

      Section 3.1.Restrictions on Transfer.

      (a) Each Stockholder agrees that for a period of five years following the date of this Agreement, such Stockholder will not, directly or indirectly, offer, sell, transfer, assign or otherwise dispose of (or make any exchange, gift, assignment or pledge of) (collectively, for purposes of Articles 3 and 4 only, a "transfer") any of its Shares, any shares of Common Stock or Preferred Stock issuable upon conversion of Shares, or options, warrants or rights to subscribe for or purchase Shares, Preferred Stock or Common Stock that may be issued hereafter to such Stockholder, except as provided in this Article 3. In addition to the other restrictions contained in this Article 3, each Stockholder agrees that it will not, directly or indirectly, transfer any of its Shares or any shares of Common Stock or Preferred Stock issuable upon conversion of Shares except as permitted under the Securities Act and other applicable securities laws.

      (b) Any attempt by any Stockholder to transfer any Shares and any Common Stock or Preferred Stock issuable upon conversion of the Shares not in compliance with this Agreement shall be null and void. Without limiting the foregoing, it is expressly understood and agreed that any transfer of Shares by the Beacon Voting Trust that is not the Permitted Beacon Voting Trust Transfer or a transfer otherwise expressly permitted under this Agreement shall be null and void and not be recorded on the transfer books of the Company.

      Section 3.2.Exceptions to Restrictions. The provisions of Section 3.1 shall not apply to any of the following transfers:

      (a) Any transfer approved by each of the Lead Stockholders.

      (b) Any transfer from any Stockholder to one or more of its respective Permitted Assignees.

      (c) Any transfer of Shares, or Common Stock or Preferred Stock issuable upon conversion of such Shares, in accordance with Article 4 or 5 hereof.

      (d) Any bona fide pledge of the Shares, or Common Stock or Preferred Stock issuable upon conversion of such Shares, to a bank, financial institution or other lender.

      (e)   The Permitted Beacon Voting Trust Transfer.

      The exceptions in clauses (a), (b) or (d) above are subject to the condition that each such transferee referred to therein (each a "Third Party Transferee") execute (or, in the case of clause (d) above, that the pledging Stockholder use its reasonable efforts to cause the pledgee referred to therein to execute prior to any foreclosure of the shares so pledged) the agreement referred to in Section 3.3 hereof. The provisions of this Agreement shall be applied to the Shares, including the shares of Common Stock or Preferred Stock issuable upon conversion of Shares, acquired by any Third Party Transferee of a Stockholder in the same manner and to the same extent as such provisions were applicable to such Shares, or Common Stock or Preferred Stock issuable upon conversion of Shares, in the hands of such Stockholder. Any reference in this Agreement to the Stockholders shall be deemed to include each Stockholder and its respective Third Party Transferees.

      No transfer of any Shares, or shares of Common Stock or Preferred Stock issuable upon conversion of Shares, to a Third Party Transferee shall be effective unless such transfer is made (i) pursuant to an effective registration statement under the Securities Act and is qualified under applicable state securities or blue sky laws or (ii) without registration under the Securities Act and qualification under applicable state securities or blue sky laws, as a result of the availability of an exemption from registration and qualification under such laws, and such Stockholder shall have furnished to the Lead Stockholders a certificate to that effect; provided, however, that no such certificate or opinion of counsel shall be required in connection with a transfer of shares of Common Stock pursuant to Sections 4.1 or 4.2 hereof.

      Section 3.3.Binding Effect on Transferees. The obligations of a party hereto shall be binding upon any transferee to whom Shares or Common Stock or Preferred Stock issuable upon conversion of such Shares are transferred by such party, whether or not such transfer is permitted under the terms of this Agreement; provided, that the foregoing shall not apply to (a) transferees (other than the Beacon Affiliates) pursuant to the Permitted Beacon Voting Trust Transfer, (b) transferees pursuant to transfers permitted under Section 3.2(c) or (c) transferees for which the transfer occurs following the fifth anniversary of the date of this Agreement (transferees permitted under clause (a), (b) or (c), collectively, the "Exempted Transferees") . Prior to consummation of any such transfer other than to an Exempted Transferee, such party shall cause the transferee to execute an agreement in form and substance reasonably satisfactory to the Lead Stockholders, providing that such transferee shall be bound by and shall fully comply with the terms of this Agreement.

      Section 3.4.Notifications Regarding Transfers. To the extent that any Stockholder proposes a transfer pursuant to Section 3.2, such Stockholder shall provide notice to the Lead Stockholders at least ten Business Days prior to the proposed transfer date of the number of Shares proposed to be transferred. Not less that two Business Days prior to a proposed transfer date requiring the approval of the Lead Stockholders, the Lead Stockholders shall notify such Stockholder of whether the transfer has been approved, it being agreed and understood that the Permitted Beacon Voting Trust Transfer shall not require such approval.

      Section 3.5.Restrictions on Conversion. Each Stockholder understands and agrees that, for a period of five years following the date of this Agreement, such Stockholder will not convert any Shares into shares of Common Stock or Series A Preferred Stock without the consent of each of the Lead Stockholders, except in connection with (i) an exercise of such Stockholder's rights under Section 4.1 in connection with a sale of Shares by one of the Lead Stockholders, (ii) a sale of Registrable Securities pursuant to Section 5.1 or (iii) the Permitted Beacon Voting Trust Transfer or a subsequent conversion of shares of Series A Preferred Stock received thereunder (other than by a Beacon Affiliate).


                Article 4. Tag-Along Rights; Drag-Along Rights

      Section 4.1.  Tag-Along Rights.

      (a) Notwithstanding anything in this Agreement to the contrary, except in the case of (i) transfers by the Stockholders to a Third Party Transferee referred to in Section 3.2(b), (c), (d) and (e) hereof, (ii) transactions where rights are exercised pursuant to Section 4.2 hereof and
(iii) sales pursuant to Article 5 hereof or in connection with a sale pursuant to Rule 144 under the Securities Act of 1933, each Stockholder shall refrain from effecting any transfer of Shares, Series A Preferred Stock or Class B Common Stock unless, prior to the consummation thereof, the other Stockholders shall have been afforded the opportunity to join in such transfer on a pro rata basis, as provided in this Section 4.1 (each such Stockholder, a "Tag-Along Person").

      (b) Prior to consummation of such proposed transfer, the Stockholder proposing a transfer shall cause the person or group that proposes to acquire such shares (the "Proposed Purchaser") to offer in writing (the "Tag-Along Offer") to purchase Shares, Series A Preferred Stock or Class B Common Stock owned by the Tag-Along Person, such that the number of Shares, Series A Preferred Stock or Class B Common Stock so offered to be purchased from the Tag-Along Person shall be equal to the product obtained by multiplying the aggregate number of Shares, Series A Preferred Stock or Class B Common Stock proposed to be purchased by the Proposed Purchaser by such Tag-Along Person's Pro Rata Portion. If the Purchase Offer is accepted by any Tag-Along Person, then the number of Shares, Series A Preferred Stock or Class B Common Stock to be sold to the Proposed Purchaser by the Stockholder proposing the transfer, shall be reduced by the aggregate number of Shares, Series A Preferred Stock or Class B Common Stock to be purchased by the Proposed Purchaser from such Tag-Along Person pursuant thereto. Such purchase shall be made on the same terms and conditions (including timing of receipt of consideration) as the Proposed Purchaser shall have offered to purchase Shares, Series A Preferred Stock or Class B Common Stock to be sold by the Stockholder who proposed the transfer (net, in the case of any options, warrants or rights, of any amounts required to be paid by the holder upon exercise thereof). The Tag-Along Person shall have 20 days from the date of receipt of the Purchase Offer during which to accept such Purchase Offer, and the closing of such purchase shall occur within 30 days after such acceptance or at such other time as the Tag-Along Person and the Proposed Purchaser may agree.

      Section 4.2.  Drag-Along Rights.

      (a) If both of the Lead Stockholders propose a transfer in connection with a sale or exchange, whether directly or pursuant to a merger, consolidation or otherwise (a "Drag-Along Sale"), the Lead Stockholders may require all other Stockholders to sell all Shares proposed to be sold therein ("Drag-Along Rights") then held by every Stockholder, for the same consideration and otherwise on the same terms and conditions (including timing of receipt of consideration) as the sale by Lead Stockholders; provided, however, that if either of the Lead Stockholders and its respective Affiliates cease to collectively beneficially own at least 20% of the shares of Common Stock (including shares of Common Stock issuable upon conversion of securities convertible, exchangeable or exercisable for shares of Common Stock) beneficially owned by them immediately following the closing of the transactions contemplated by the Securities Purchase Agreement, Stockholders collectively holding more than 50% of the voting power represented by the outstanding Shares and shares of Class B Common Stock (the "Majority Stockholders") shall have the ability to exercise the Drag-Along Rights described in this Section 4.2.

      (b) The Lead Stockholders or the Majority Stockholders, as applicable, shall provide written notice of such Drag-Along Sale to the other Stockholders (a "Drag-Along Notice") not later than the 15th day prior to the proposed Drag-Along Sale. The Drag-Along Notice shall identify the transferee, the number of Shares and/or shares of Class B Common Stock to be transferred, the consideration for which a transfer is proposed to be made (the "Drag-Along Sale Price(s)") and all other material terms and conditions of the Drag-Along Sale. Subject to Section 4.2(d), each Stockholder shall be required to participate in the Drag-Along Sale on the terms and conditions set forth in the Drag-Along Notice and to tender all its Shares and shares of Class B Common Stock as set forth below. The price(s) payable in such transfer shall be the Drag-Along Sale Price(s). Not later than the 10th day following the date of the Drag-Along Notice (the "Drag- Along Notice Period"), each of the Stockholders shall deliver to a representative of Lead Stockholders or the Majority Stockholders, as applicable, designated in the Drag-Along Notice certificates representing all the Shares and shares of Class B Common Stock beneficially owned and held by such Stockholder, duly endorsed, together with all other documents required to be executed in connection with such Drag-Along Sale, or if such delivery is not permitted by applicable law, an unconditional agreement to deliver such shares pursuant to this Section 4.2 at the closing for such Drag-Along Sale against delivery to such Stockholder of the consideration therefor.

      (c) The Lead Stockholders or the Majority Stockholders, as applicable, shall have a period of 90 days from the date of receipt of the Drag-Along Notice to consummate the Drag- Along Sale on the terms and conditions set forth in such Drag-Along Sale Notice. If the Drag- Along Sale shall not have been consummated during such period, the Lead Stockholders or the Majority Stockholders, as applicable, shall return to each of the Stockholders all certificates or other evidence of title and ownership representing shares that such Stockholders delivered for transfer pursuant hereto, together with any documents in the possession of the Lead Stockholders or the Majority Stockholders, as applicable, executed by the other Stockholders in connection with such proposed transfer, and all the restrictions on transfer contained in this Agreement or otherwise applicable at such time with respect to shares owned by the Stockholders shall again be in effect.

      (d) Concurrently with the consummation of the transfer of shares pursuant to this Section 4.2, the Lead Stockholders or the Majority Stockholders, as applicable, shall give notice thereof to all Stockholders, shall remit to each of the Stockholders who have surrendered their certificates or other evidence of title and ownership the total consideration (by bank or certified check) for the shares transferred pursuant hereto and shall furnish such other evidence of the completion and time of completion of such transfer and the terms thereof as may be reasonably requested by such Stockholders.


                       Article 5. Registration Rights

      Section 5.1.Registration Rights.

      (a) Each of the Stockholders shall be entitled to the benefits of, and shall be bound by the obligations of, the Registration Rights Agreement with respect to any Registrable Securities held by such Stockholder as if the Stockholder were a party to the Registration Rights Agreement; provided, however, that (i) any request for a Required Registration (as such term is defined in the Registration Rights Agreement) pursuant to
Section 2.1(a) of the Registration Rights Agreement made on or prior to the third anniversary of the date of this Agreement shall only be made by or with the consent of both of the Lead Stockholders, (ii) any request for a Required Registration pursuant to Section 2.1(a) of the Registration Rights Agreement made during the period following the third anniversary of the date of this Agreement through the fifth anniversary of the date of this Agreement shall only be made by the Apollo Stockholder, the Lee Stockholder or the Beacon Stockholder and (iii) any request for a Shelf (as such term is defined in the Registration Rights Agreement) pursuant to Section 2.1(a) of the Registration Rights Agreement made on or prior to the fifth anniversary of the date of this Agreement shall only be made by or with the consent of both of the Lead Stockholders. Notwithstanding the foregoing, each of the Stockholders shall be entitled to exercise its rights to include its Registrable Securities in a registration effected by the Company pursuant to Section 2.1(b) of the Registration Rights Agreement if such registration is a Required Registration made in accordance with the immediately preceding sentence or if either Lead Stockholder is including Registrable Securities in such registration. Each of the Lead Stockholders agrees for the benefit of the other Lead Stockholder that it will not, without the approval of the other Lead Stockholder, include its Registrable Securities in a registration effected by the Company pursuant to Section 2.1(b) of the Registration Rights Agreement during the three year period following the date of this Agreement.

      (b) Notwithstanding anything else in this Agreement or in the Registration Rights Agreement to the contrary, in the event that the Permitted Beacon Voting Trust Transfer occurs, none of the shares of Preferred Stock or Common Stock that are received by the beneficiaries of the Beacon Voting Trust in connection therewith or are issued or issuable upon conversion of such shares or shares received upon such conversion shall be Registrable Securities, other than those shares that are held by the Beacon Stockholder or by a Beacon Affiliate and remain subject to the transfer, conversion and other restrictions of this Agreement. The Beacon Stockholder, in its capacities as the trustee and initial beneficiary of the First Beacon Voting Trust and the Second Beacon Voting Trust, hereby consents and agrees to be bound by the provisions of this Section 5.1(b) on behalf of itself and all future beneficiaries of the Beacon Voting Trust and acknowledges and agrees that it has the sole responsibility to notify all such beneficiaries or transferees of Shares owned by the Beacon Voting Trust of the terms of this Section 5.1(b) and the fact that they are bound thereby.


                          Article 6. Miscellaneous

      Section 6.1.Further Actions; Cooperation. Each of the Stockholders agrees to use its reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable in connection with the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each of the Stockholders (i) acknowledges that the Stockholders will prepare and file with the Securities and Exchange Commission filings under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), including under Section 13(d) of the Exchange Act, relating to their beneficial ownership of the Securities and
(ii) agrees to use its reasonable efforts to assist and cooperate with the other parties in promptly preparing, reviewing and executing any such filings under the Exchange Act, including any amendments thereto.

      Section 6.2.Successors and Assigns. Except as otherwise provided herein, all the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the respective successors and assigns of the parties hereto. No Stockholder may assign any of its rights hereunder to any Person other than a transferee that has complied in all respects with the requirements of this Agreement (including, without limitation, Section 3.4 hereof). If any transferee of any Stockholder shall acquire any Shares or Common Stock issuable upon conversion of such Shares, in any manner, whether by operation of law or otherwise, such shares shall be held subject to all of the terms of this Agreement, and by taking and holding such shares such Person shall be entitled to receive the benefits of and be conclusively deemed to have agreed to be bound by and to comply with all of the terms and provisions of this Agreement.

      Section 6.3.Representatives. Each of the Stockholders hereby designates and appoints (and each Third Party Transferee of each such Stockholders is hereby deemed to have so designated and appointed) the Lead Stockholders to serve as the representatives of each such Stockholder to administer and make determinations as to matters arising or contemplated by the Securities Purchase Agreement and related documentation, including without limitation indemnification obligations, disputes and other rights and obligations. Each of the Stockholders hereby agrees and acknowledges that the Lead Stockholders shall be the only persons authorized to take any action so required, authorized or contemplated by the Securities Purchase Agreement by each such person. Each such person hereby authorizes (and each such Third Party Transferee shall be deemed to have authorized) the other parties hereto to disregard any notice or other action taken by such person pursuant to the Securities Purchase Agreement except for the Lead Stockholders. The other parties hereto are and will be entitled to rely on any action so taken by the Lead Stockholders.

      Section 6.4.Amendment; Modification; Waiver. No provision of this Agreement may be amended, modified or waived except by an instrument in writing executed by the Majority Stockholders at the time of such proposed amendment, modification or waiver; provided, however, that, so long as either of the Lead Stockholders and their respective Affiliates beneficially own at least 20% of the shares of Common Stock (including shares of Common Stock issuable upon conversion of securities convertible, exchangeable or exercisable for shares of Common Stock) initially owned by such Stockholders at the closing of the transactions contemplated by the Securities Purchase Agreement, this Agreement may not be amended or modified without such Lead Stockholder's consent.

      Section 6.5.Notices. All notices and other communications provided for hereunder shall be in writing by hand delivery, telex, telecopier, or any courier guaranteeing overnight delivery (i) if to the Stockholders as of the date hereof, the address set forth next to the Stockholder's name on the signature pages hereof, with a copy to Randall H. Doud, Esq., telecopier number (212) 735-2000, and (ii) with respect to each Stockholder who becomes such after the date hereof, the address of such Stockholder in the stock records of the Company. All such communications shall be deemed to have been given or made when so delivered by hand or sent by telecopy, or three business days after being so mailed.

      Section 6.6.Entire Agreement: Governing Law.

      (a) This Agreement and the other writings referred to herein or delivered pursuant hereto which form a part hereof contain the entire agreement among the parties hereto with respect to the subject transactions contemplated hereby and supersede all prior oral and written agreements and memoranda and undertakings among the parties hereto with regard to this subject matter.

      (B) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES THEREOF).

      Section 6.7. Injunctive Relief. The Stockholders acknowledge and agree that a violation of any of the terms of this Agreement will cause the Stockholders irreparable injury for which an adequate remedy at law is not available. Therefore, the Stockholders agree that each Stockholder shall be entitled to, an injunction, restraining order or other equitable relief from any court of competent jurisdiction, restraining any Stockholder from committing any violations of the provisions of this Agreement.

      Section 6.8. Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

      Section 6.9. Recapitalizations, Exchanges, Etc. Affecting the Shares of Common Stock; New Issuances. The provisions of this Agreement shall apply, to the full extent set forth herein with respect to the Shares and Common Stock and Preferred Stock issuable upon conversion of such Shares and to any and all equity or debt securities of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets, or otherwise) which may be issued in respect of, in exchange for, or in substitution of, such equity or debt securities and shall be appropriately adjusted for any stock dividends, splits, reverse splits, combinations, reclassifications, recapitalizations, reorganizations and the like occurring after the date hereof.

      Section 6.10. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      Section 6.11. Jurisdiction; Forum. With respect to any suit, action or proceeding ("Proceeding") arising out of or relating to this Agreement, each of the parties hereto hereby irrevocably:

      (a) submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York, the United States District Court for the District of Delaware, or any state court located in the State of Delaware, County of Newcastle (the "Selected Courts") and waives any objection to venue being laid in the Selected Courts whether based on the grounds of forum non conveniens or otherwise;

      (b) consents to service of process in any Proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, or by recognized international express carrier or delivery service, to such party at its respective address referred to in Section 6.4 hereof; provided, however, that nothing herein shall affect the right of any party hereto to serve process in any other manner permitted by law; and

      (c) waives, to the fullest extent permitted by law, any right it may have to a trial by jury in any Proceeding.

      Section 6.12. Termination. Upon the mutual consent of all of the parties hereto or at such earlier time as each of the Lead Stockholders and its respective Affiliates ceases to collectively beneficially own at least 10% of the shares of Common Stock (including shares of Common Stock issuable upon conversion of securities convertible, exchangeable or exercisable for shares of Common Stock) beneficially owned by such Lead Stockholder and its Affiliates immediately following the closing of the transactions contemplated by the Securities Purchase Agreement, this Agreement shall terminate and be of no further force and effect.


      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.


                           APOLLO REAL ESTATE
                           INVESTMENT FUND IV, L.P.

                           By:  Apollo Real Estate Advisors IV, L.P.,
                                its General Partner

                                By:  Apollo Real Estate Capital
                                     Advisors IV, Inc., its General Partner


                           By:   /s/ Ricardo Koenigsberger
                                 ------------------------------
                                 Name:  Ricardo Koenigsberger
                                 Title:  Vice President
                                 Address: c/o Apollo Real Estate Management
                                          IV, L.P.
                                          1301 Avenue of the Americas
                                          38th Floor
                                          New York, New York 10019


                           APOLLO INVESTMENT FUND IV, L.P.

                           By:  Apollo Advisors, IV, L.P., its General
                                Partner

                                By:  Apollo Capital Management IV, Inc.,
                                     its General Partner


                           By:  /s/ Ricardo Koenigsberger
                                -------------------------------
                              Name: Eric Press
                              Title:  Vice President
                              Address: c/o Apollo Management IV, L.P.
                                       1301 Avenue of the Americas
                                       38th Floor
                                       New York, New York 10019



                           THOMAS H. LEE EQUITY FUND IV, L.P.

                           By:  THL Equity Advisors IV, LLC

                           By:  /s/ Scott Sperling
                                --------------------------------
                               Name:
                               Title:
                               Address: 75 State Street
                                        Suite 2600
                                        Boston, Massachusetts 02109


                           THOMAS H. LEE FOREIGN FUND IV, L.P.

                           By:  THL Equity Advisors IV, LLC

                           By:  /s/ Scott Sperling
                                -----------------------------
                                Name: Scott Sperling
                                Title: Managing Director
                                Address: 75 State Street
                                         Suite 2600
                                         Boston, Massachusetts 02109


                           THOMAS H. LEE CHARITABLE
                           INVESTMENT L.P.

                           By:  THL Equity Advisors IV, LLC

                           By:  /s/ Thomas H. Lee
                                -------------------------------
                                Name: Thomas H. Lee
                                Title: Manager
                                Address: 75 State Street
                                         Suite 2600
                                         Boston, Massachusetts 02109


                           THL-CCI LIMITED PARTNERSHIP

                           By:  THL Equity Advisors IV, LLC

                           By:  /s/ Scott Sperling
                                -----------------------------
                            Name: Scott Sperling
                            Title: Managing Director
                            Address: 75 State Street
                                     Suite 2600
                                     Boston, Massachusetts 02109


                           BEACON CAPITAL PARTNERS, L.P.

                           By:  Beacon Capital Partners, Inc., its General
                                Partner


                           By:   /s/ John C. Halsted
                                 -------------------------------
                                 Name: John C. Halsted
                                 Title:  Senior Vice President
                                 Address:  1 Federal Street
                                           26th Floor
                                           Boston, Massachusetts 02110


                           BCP VOTING, INC., as Trustee for the Beacon Capital Partners, L.P. Voting Trust


                           By:  /s/ John C. Halsted
                                -------------------------------
                                Name: John C. Halsted
                                Title: Vice President
                                Address:  1 Federal Street
                                          26th Floor
                                          Boston, Massachusetts 02110


                           STRATEGIC REAL ESTATE INVESTMENTS I, L.L.C.

                           By:  /s/ Kenneth T. Rosen
                                ------------------------------
                                Name:  Kenneth T. Rosen
                                Title: Manager
                                Address:  1995 University Avenue
                                          Suite 550
                                          Berkeley, California 94704

                           AIF/THL PAH, LLC


                           By:  /s/ Michael D. Weiner
                                ------------------------------
                                Name: Michael D. Weiner
                                Title: Vice President
                                Address: c/o Apollo Management IV, L.P.
                                         1301 Avenue of the Americas
                                         New York, NY 10019


                           CHASE EQUITY ASSOCIATES, L.P.

                           By:  Chase Capital Partners, its General Partner


                           By:  /s/ David Gilbert
                                ----------------------------------
                                Name: David Gilbert
                                Title: Vice President
                                Address: 380 Madison Avenue
                                         12th Floor
                                         New York, New York 10017


                           CMS DIVERSIFIED PARTNERS, L.P.

                           By:  CMS/DP Associates L.P., a general partner

                           By:  MSPS/DP, Inc., its general partner

                           By:  /s/ Marian E. Cohen
                                -----------------------------
                                Name:  Marion E. Cohen
                                Title:  Vice President
                                Address:  Two Bala Plaza
                                          Suite 300
                                          Bala Cynwyd, PA 19004

                               By:  CMS 1995 Investment Partners, L.P.,
                                     a general partner
                               By: CMS 1995, Inc., its general partner

                               By:  /s/ Marian E. Cohen
                                    ---------------------------------
                                     Name:  Marion E. Cohen
                                     Title:  Vice President
                                     Address:  Two Bala Plaza
                                               Suite 300
                                               Bala Cynwyd, PA 19004


                             CMS CO-INVESTMENT
                             SUBPARTNERSHIP, a Delaware general
                             partnership

                             By:  CMS Co-Investment Partners, L.P.,
                                  a Delaware limited partnership
                                By: CMS/Co-Investment Associates, L.P.,
                                   a Delaware limited partnership
                                By: CMS/Co-Investment Associates,
                                    L.P., a Delaware limited partnership
                                    By:  MSPS/Co-Investment, Inc.,
                                         a Delaware corporation

                               By:  /s/ Marian E. Cohen
                                    ---------------------------
                                     Name:  Marion E. Cohen
                                     Title:  Vice President
                                     Address:  Two Bala Plaza
                                               Suite 300
                                               Bala Cynwyd, PA 19004


                                By: CMS 1997 Investment Partners,

                              a Delaware limited partnership
                                   By: CMS 1997, Inc., a Delaware
                                          corporation


                               By:  /s/ Marian E. Cohen
                                    -------------------------------
                                     Name:  Marion E. Cohen
                                     Title:  Vice President
                                     Address:  Two Bala Plaza
                                               Suite 300
                                               Bala Cynwyd, PA 19004

                           By:  CMS Co-Investment Partners I-Q, L.P.,
                                   a Delaware limited partnership
                                By: CMS/Co-Investment Associates, L.P.,
                                   a Delaware limited partnership
                                   By: MSPS/Co-Investment Associates,
                                       Inc., a Delaware corporation


                               By:  /s/ Marian E. Cohen
                                    -----------------------------
                                     Name:  Marion E. Cohen
                                     Title:  Vice President
                                     Address: Two Bala Plaza
                                              Suite 300
                                              Bala Cynwyd, PA 19004


                           By:  CMS 1997 Investment Partners, L.P.
                                   a Delaware limited partnership
                                By: CMS 1997, Inc., a Delaware corporation


                               By:  /s/ Marian E. Cohen
                                    ---------------------------------
                                     Name:  Marion E. Cohen
                                     Title:  Vice President
                                     Address:  Two Bala Plaza
                                               Suite 300
                                               Bala Cynwyd, PA 19004


                           GUAYACAN PRIVATE EQUITY FUND
                           LIMITED PARTNERSHIP


                           By:  /s/ Cyril Meduna
                                ------------------------------
                                Name: Cyril Meduna
                                Title:
                                 Address: 206 Tetuan Street
                                          San Juan, Puerto Rico 00902


                           CKE ASSOCIATES LLC


                           By:  /s/ Michael S. Dreyer
                                ------------------------------
                                Name:  Michael S. Dreyer
                                Title:  Vice President
                                Address: 9465 Wilshire Boulevard
                                         Suite 519
                                         Beverly Hills, CA 90212


                           PW HOTEL I, LLC


                           By:  /s/ Dhananjay M. Pai
                                -------------------------------
                                Name: Dhananjay M. Pai
                                Title: Vice President
                                Address: 1285 Avenue of the Americas
                                         New York, NY 10019


                           THE DARTMOUTH TRUST


                           By:  /s/ Alan M. Leventhal
                                ------------------------------
                                 Name:  Alan M. Leventhal
                                 Title: Trustee
                                 Address: One Federal Street
                                          Boston, Massachusetts 02110-2003

                           By:  /s/ Norman B. Leventhal
                                -------------------------------
                                Name:  Norman B. Leventhal
                                Title: Trustee
                                Address: One Federal Street
                                         Boston, Massachusetts 02110-2003


                           THE BONNYBROOK TRUST


                           By:  /s/ Alan M. Leventhal
                                -----------------------------
                                Name:  Alan M. Leventhal
                                Title: Trustee
                                Address: One Federal Street
                                         Boston, Massachusetts 02110-2003

                           By:  /s/ J. Robert Casey
                                --------------------------------
                               Name:  J. Robert Casey
                               Title: Trustee
                               Address: 400 Atlantic Avenue
                                        Boston, Massachusetts 02110-3333


                           THE FRANKLIN TRUST


                           By:  /s/ Alan M. Leventhal
                                ----------------------------------
                                 Name:  Alan M. Leventhal
                                 Title: Trustee
                                 Address: One Federal Street
                                          Boston, Massachusetts 02110-2003

                           By:  /s/ J. Robert Casey
                                -----------------------------------
                                Name:  J. Robert Casey
                                Title: Trustee
                                Address: 400 Atlantic Avenue
                                         Boston, Massachusetts 02110-3333


                           APOLLO OVERSEAS PARTNERS IV, L.P.

                           By:  Apollo Advisors, IV, L.P., its General
                                Partner

                                By:  Apollo Capital Management IV, Inc.,
                                     its General Partner


                           By:   /s/ Eric Press
                                 -------------------------------
                                 Name: Eric Press
                                 Title: Vice President
                                 Address: c/o Apollo Management IV, L.P.
                                          1301 Avenue of the Americas
                                          38th Floor
                                          New York, New York 10019


                           THOMAS H. LEE FOREIGN FUND IV-B, L.P.

                           By:  THL Equity Advisors IV, LLC

                           By:  /s/ Todd M. Abbrecht
                                -----------------------------------
                                Name:  Todd M. Abbrecht
                                Title: Vice President
                                Address: 75 State Street
                                         Suite 2600
                                         Boston, Massachusetts 02109


                              Pursuant to the power of attorney executed by the persons listed on Schedule I hereto in favor of, and delivered to, the undersigned


                               /s/  Todd M. Abbrecht
                               --------------------------------------
                              Todd M. Abbrecht
                              Attorney-in-fact



                              Schedule I

State Street Bank & Trust Company as Trustee
   of the 1997 Thomas H. Lee Nominee Trust
David V. Harkins
The 1995 Harkins Gift Trust
Scott A. Schoen
C. Hunter Boll
Sperling Family Limited Partnership
Anthony J. DiNovi
Thomas M. Hagerty
Warren C. Smith, Jr.
Smith Family Limited Partnership
Seth W. Lawry
Kent R. Weldon
Terrence M. Mullen
Todd M. Abbrecht
Charles A. Brizius
Scott Jaeckel
Soren Oberg
Thomas R. Shepherd
Joseph J. Incandela
Wendy L. Masler
Andrew D. Flaster
Robert Schiff Lee 1988 Irrevocable Trust
Stephen Zachary Lee
Charles W. Robins as Custodian for Jesse Lee
Charles W. Robins
James Westra
Adam A. Abramson
Joanne M. Ramos
WM. Matthew Kelly




                                                                  Exhibit 5

------------------------------------------------------------------------------





                       REGISTRATION RIGHTS AGREEMENT

                                By and among


                        WYNDHAM INTERNATIONAL, INC.


                                    and


                           The Persons Listed on
                         the Signature Pages Hereof


                              ------------------




                       Dated as of February 18, 1999




------------------------------------------------------------------------------



                             TABLE OF CONTENTS

                                                                          Page

Section 1.  Definitions.......................................................2

Section 2.  Registration Under the Securities Act.............................5

            (a)   Required Registration.......................................6
            (b)   Incidental Registration.....................................9
            (c)   Expenses...................................................11
            (d)   Effective Registration Statement Suspension................11
            (e)   Selection of Underwriters..................................12

Section 3.  Restrictions on Public Sale by Wyndham...........................12

Section 4.  Registration Procedures..........................................12

Section 5.  Indemnification; Contribution....................................19

            (a)   Indemnification by Wyndham.................................19
            (b)   Indemnification by Holders.................................20
            (c)   Conduct of Indemnification Proceedings.....................20
            (d)   Contribution...............................................21

Section 6.  Miscellaneous....................................................23

            (a)   Inconsistent Agreements....................................23
            (b)   Amendments and Waivers.....................................23
            (c)   Notices....................................................23
            (d)   Successors and Assigns.....................................24
            (e)   Recapitalizations, Exchanges, etc., Affecting Registrable
                  Securities.................................................25
            (f)   Counterparts...............................................25
            (g)   Descriptive Headings, Etc..................................25
            (h)   Severability...............................................25
            (i)   Governing Law..............................................26
            (j)   Specific Performance.......................................26
            (k)   Entire Agreement...........................................26



            REGISTRATION RIGHTS AGREEMENT (the "Agreement"), dated as of February 18, 1999, by and among Wyndham International, Inc., a Delaware corporation ("Wyndham"), the other Persons (as hereinafter defined) listed on the signature pages hereof (herein referred to collectively, along with their respective affiliates and successors who from and after the date hereof acquire or are otherwise the transferee of any Registrable Securities (as hereinafter defined), as the "Initial Holders" and individually, as an "Initial Holder") and any other Person that shall from and after the date hereof acquire or otherwise be the transferee of any Registrable Securities and who shall be a Permitted Transferee (as hereinafter defined) of any Initial Holder (herein referred to collectively as the "Holders" and individually as a "Holder").

            WHEREAS, Wyndham and Patriot American Hospitality, Inc. ("Patriot" and, together with Wyndham, the "Companies"), Wyndham International Operating Partnership, L.P. and Patriot American Hospitality Partnership, L.P. have entered into a Securities Purchase Agreement, dated as of February 18, 1999 (the "Securities Purchase Agreement"), with the Initial Holders, which provides, upon the terms and subject to the conditions thereof, for the purchase by the Initial Holders of shares of Wyndham's Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock");

            WHEREAS, the Series B Preferred Stock will be convertible, upon the terms and subject to the conditions set forth in the Certificate of Designation relating thereto, into shares of Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), of Wyndham; and

            WHEREAS, in the event of any transfer of any shares of Series B Preferred Stock to any Person other than an Initial Holder, such shares of Series B Preferred Stock will automatically convert, upon the terms and subject to the conditions set forth in the Certificate of Designation relating thereto, into shares of Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), of Wyndham;

            WHEREAS, the Series A Preferred Stock will be convertible, upon the terms and subject to the conditions set forth in the Certificate of Designation relating thereto, into shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Wyndham;

            WHEREAS, in the event of any transfer of any shares of Class B Common Stock to any Person other than an Initial Holder, such shares of Class B Common Stock will automatically convert, upon the terms and subject to the conditions set forth in the Restated Certificate of Incorporation of Wyndham; and

            WHEREAS, in order to induce the Initial Holders to complete the transactions contemplated by the Securities Purchase Agreement, Wyndham has agreed to provide registration rights on the terms and subject to the conditions provided herein.

            NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

            Section 1.  Definitions.

            (m) As used in this Agreement, the following terms shall have the following meanings:

            "Affiliate" shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.

            "Blackout Period" shall have the meaning set forth in Section
2(a)(i).

            "Class A Common Stock" shall have the meaning set forth in the preamble; provided, that if there shall be only one authorized class of Wyndham's common stock at the time, Class A Common Stock shall be deemed to refer to such common stock.

            "Class B Common Stock" shall have the meaning set forth in the preamble.

            "Closing" shall mean the date upon which the purchase and sale of the Preferred Stock pursuant to the Securities Purchase Agreement occurs.

            "Companies" shall have the meaning set forth in the preamble and shall also include Patriot's and Wyndham's successors.

            "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time.

            "Holder" shall have the meaning set forth in the preamble.

            "Incidental Registration" shall mean a registration required to be effected by Wyndham pursuant to Section 2(b).

            "Incidental Registration Statement" shall mean a registration statement of Wyndham, as provided in Section 2(b), which covers any of the Registrable Securities on an appropriate form in accordance with the Securities Act and all amendments and supplements to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

            "Initial Holder(s)" shall have the meaning set forth in the preamble.

            "Majority Holders" shall mean Holders of the Registrable Securities as to which registration has been requested representing in the aggregate a majority of such shares beneficially owned by Holders.

            "Market Value" shall mean, with respect to the Series A Preferred Stock or the Class A Common Stock, the average, rounded to the nearest cent ($0.01), of the closing price per share of the Series A Preferred Stock or the Class A Common Stock, respectively, on the New York Stock Exchange for twenty consecutive calendar days ending on the trading day immediately preceding the date in question.

            "NASD" shall mean the National Association of Securities Dealers,
Inc.

            "Permitted Transferee" shall mean any Person which would be a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act.

            "Person" shall mean any individual, limited or general partnership, corporation, trust, joint venture, association, joint stock company or unincorporated organization.

            "Prospectus" shall mean the prospectus included in a Registration Statement, including any preliminary Prospectus, and any such Prospectus as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities and by all other amendments and supplements to such Prospectus, including post-effective amendments, and in each case including all material incorporated by reference therein.

            "Registrable Securities" shall mean (i) any shares of Class B Common Stock issued or issuable upon conversion of any shares of Series B Preferred Stock, (ii) any shares of Series A Preferred Stock issued or issuable upon conversion of the shares of Series B Preferred Stock, (iii) any shares of Class A Common Stock issued or issuable upon conversion of any shares of Series A Preferred Stock described in clause (ii) above, and
(iv) any securities issued or issuable with respect to any Series A Preferred Stock, Series B Preferred Stock, Class A Common Stock or Class B Common Stock described in clauses (i), (ii) and (iii) above by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, reorganization or otherwise.

            "Registration Expenses" shall mean (i) all registration, listing, qualification and filing fees (including NASD filing fees), (ii) fees and disbursements of counsel for Wyndham, (iii) accounting fees incident to any such registration, (iv) blue sky fees and expenses (including counsel fees in connection with the preparation of a Blue Sky Memorandum and legal investment survey), (v) all expenses of any Persons in preparing or assisting in preparing, printing, distributing, mailing and delivering any Registration Statement, any Prospectus, any underwriting agreements, transmittal letters, securities sales agreements, securities certificates and other documents relating to the performance of and compliance with this Agreement, (vi) the expenses incurred in connection with making road show presentations and holding meetings with potential investors to facilitate the distribution and sale of Registrable Securities which are customarily borne by the issuer, and (v) all internal expenses of Wyndham (including all salaries and expenses of officers and employees performing legal or accounting duties), provided, however, that Registration Expenses shall not include any Selling Expenses.


            "Registration Statement" shall mean any registration statement of Wyndham which covers any Registrable Securities and all amendments and supplements to any such Registration Statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

            "Required Registration Statement" shall mean a Registration Statement pursuant to Section 2(a)(i).

            "SEC" shall mean the Securities and Exchange Commission.

            "Securities Act" shall mean the Securities Act of 1933, as amended from time to time.

            "Securities Purchase Agreement" shall have the meaning set forth in the preamble.

            "Selling Expenses" shall mean underwriting discounts, selling commissions and stock transfer taxes applicable to the shares registered by the Holders, fees and disbursements of counsel for the Holders retained by them (other than with respect to the fees and disbursements made in connection with the preparation of a Blue Sky Memorandum and legal investment survey).

            "Series A Preferred Stock" shall have the meaning set forth in the preamble.

            "Series B Preferred Stock" shall have the meaning set forth in the preamble.

            "Shelf Registration" shall mean a registration required to be effected pursuant to Section 2(a)(ii).

            "Shelf Registration Statement" shall mean a Registration Statement pursuant to Section 2(a)(ii).

            "Underwriter" shall have the meaning set forth in Section 5(a).

            "Underwritten Offering" shall mean a sale of securities of Wyndham to an Underwriter or Underwriters for reoffering to the public.

            (n) Capitalized terms used herein and not otherwise defined shall have the meanings assigned such terms in the Securities Purchase Agreement.

            Section 2.  Registration Under the Securities Act.

            (a)   Required Registration.

            (i) Right to Require Registration. One or more Holders of Registrable Securities shall have the right from time to time to request in writing (a "Request") which Request shall specify the Registrable Securities intended to be disposed of by such Holders and the intended method of distribution thereof) that Wyndham register such Holders' Registrable Securities by filing with the SEC a Required Registration Statement. Upon the receipt of such a Request, Wyndham will, by the fifth business day thereafter, give written notice of such requested registration to all Initial Holders of Registrable Securities, and, not later than the 45th calendar day after the receipt of such a Request by Wyndham, Wyndham will use all reasonable efforts to cause to be filed with the SEC a Required Registration Statement covering the Registrable Securities which Wyndham has been so requested to register by Holders thereof other than the Initial Holder(s) initiating the Request by written request given to Wyndham within 9 business days after the giving of such written notice by Wyndham, providing for the registration under the Securities Act of the Registrable Securities which Wyndham has been so requested to register by all such Holders, to the extent necessary to permit the disposition of such Registrable Securities so to be registered in accordance with the intended methods of distribution thereof specified in such Request or further requests, and shall use all reasonable efforts to have such Required Registration Statement declared effective by the SEC as soon as practicable thereafter and to keep such Required Registration Statement continuously effective for a period of at least 60 calendar days (or, in the case of an Underwritten Offering, such period as the Underwriters shall reasonably require) following the date on which such Required Registration Statement is declared effective (or such shorter period which will terminate when all of the Registrable Securities covered by such Required Registration Statement have been sold pursuant thereto), including, if necessary, by filing with the SEC a post-effective amendment or a supplement to the Required Registration Statement or the related Prospectus or any document incorporated therein by reference or by filing any other required document or otherwise supplementing or amending the Required Registration Statement, if required by the rules, regulations or instructions applicable to the registration form used by Wyndham for such Required Registration Statement or by the Securities Act, the Exchange Act, any state securities or blue sky laws, or any rules and regulations thereunder.

            Wyndham shall not be required to effect, pursuant to this
Section 2(a)(i), (i) a Required Registration hereunder unless Holders beneficially owning Registrable Securities with an aggregate Market Value of $50 million have initiated or joined in such Request and (ii) more than eight registrations in the aggregate requested by the Holders, provided that so long as the Holders collectively beneficially own Registrable Securities with a Market Value of at least $100 million, the Holders shall have the right to require Wyndham to effect additional Required Registrations provided that the Registrable Securities included therein have an aggregate Market Value of at least $50 million and provided further that any Investor proposing to distribute its Registrable Securities to its partners or shareholders shall have the right to require Wyndham to effect an additional Required Registrations to facilitate such distribution.

            A Request may be withdrawn prior to the filing of the Required Registration Statement by the Holder(s) which made such Request (a "Withdrawn Request") and a Required Registration Statement may be withdrawn prior to the effectiveness thereof by the Holders of a majority of the Registrable Securities included therein (a "Withdrawn Required Registration"), and, in either such event, such withdrawal shall be treated as a Required Registration which shall have been effected pursuant to clause (ii) of the immediately preceding paragraph, except that the Holders may require Wyndham to disregard one Withdrawn Request for purposes of such clause (ii).

            The Holders shall not, without Wyndham's consent, be entitled to deliver a Request for a Required Registration after the completion of the Required Registration if less than 90 calendar days have elapsed since
(A) the effective date of a prior Required Registration Statement, (B) in the case of a Required Registration which is effected other than by means of an Underwritten Offering, the date of sale by the Holders of their Registrable Securities pursuant thereto or (C) the date of withdrawal of a Withdrawn Required Registration.

            Notwithstanding the foregoing, from and after the Closing, Wyndham may delay the filing of a Required Registration Statement if the Board of Directors of Wyndham determines that such action is in the best interests of Wyndham's stockholders, and only for an aggregate number of days, taken together with any Blackout Period invoked pursuant to Section 2(a)(ii), not to exceed 60 days in any twelve month period (a "Blackout Period").

            The registration rights granted pursuant to the provisions of this Section 2(a)(i) shall be in addition to the registration rights granted pursuant to the other provisions of this Section 2.

            (ii) Shelf Registration. Promptly upon the Request of the Holders (but in no event later than the 75th calendar day after the receipt of such a Request), the Company shall use its reasonable best efforts to promptly process, file and cause to become effective a Registration Statement on Form S-3 (the "Shelf") for an offering of Registrable Securities to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (or any similar rule that may be adopted by the SEC) and permitting sales in ordinary course brokerage or dealer transactions not involving an Underwritten Offering. Each Holder which owns, on the date of the initial filing of the Shelf (the "Initial Filing Date"), Registrable Securities (each such Holder, an "Eligible Holder") shall have the right to resell such Registrable Securities under the Shelf until the date that such Eligible Holder sells all of such Registrable Securities, whether or not under the Shelf (such Eligible Holder's "Termination Date"). The Company agrees to use its reasonable best efforts to keep the Shelf continuously effective and usable for resale of Registrable Securities until all Eligible Holders lose their rights to resell Registrable Securities under the Shelf .

            Notwithstanding the foregoing, (A) from the Closing and until the effectiveness of a Shelf Registration Statement, Wyndham may delay the filing of a Shelf Registration Statement, or (B) from and after the effectiveness of a Shelf Registration Statement, each Holder agrees that it will not effect any sales of the Registrable Securities pursuant to the Shelf Registration, in either case, if the Board of Directors of Wyndham determines that such action is in the best interests of Wyndham's stockholders, and only for a Blackout Period, taken together with any Blackout Period invoked pursuant to Section 2(a)(i), not to exceed 60 days.

            The registration rights granted pursuant to the provisions of this Section 2(a)(ii) shall be in addition to the registration rights granted pursuant to the other provisions of this Section 2.

            (iii) Priority in Required and Shelf Registrations. If a Required or Shelf Registration pursuant to this Section 2(a) involves an Underwritten Offering, and the sole Underwriter or the lead managing Underwriter, as the case may be, of such Underwritten Offering shall advise Wyndham in writing (with a copy to each Holder requesting registration) on or before the date 5 days prior to the date then scheduled for such offering that, in its opinion, the amount of Registrable Securities requested to be included in such Required or Shelf Registration exceeds the amount which can be sold in such offering without adversely affecting the distribution of the Registrable Securities being offered, Wyndham will include in such Required or Shelf Registration only the amount of Registrable Securities that Wyndham is so advised can be sold in such offering; provided, however, that Wyndham shall be required to include in such Required or Shelf Registration: first, all Registrable Securities requested to be included in the Required or Shelf Registration by the Holders and, to the extent not all such Registrable Securities can be included in such Required Registration, the number of Registrable Securities to be included shall be allocated pro rata on the basis of the number of shares of Preferred Stock or Common Stock (whichever is applicable) beneficially owned at that time by all the Holders requesting to participate in the Required or Shelf Registration or on such other basis as shall be agreed among the Holders, by agreement of the Majority Holders; and second, if all Registrable Securities requested to be included in the Required or Shelf Registration by the Holders can be so included, all other securities requesting, in accordance with any registration rights which are granted in compliance with Section 6(a), to be included in such Required Registration which are of the same class as the Registrable Securities and, to the extent not all such securities can be included in such Required or Shelf Registration, the number of securities to be included shall be allocated pro rata among the holders thereof requesting inclusion in such Required or Shelf Registration on the basis of the number of securities requested to be included by all such holders.

            (b)   Incidental Registration.

            (i) Right to Include Registrable Securities. If at any time Wyndham proposes to register any of their Preferred Stock or Common Stock under the Securities Act (other than (A) any registration of public sales or distributions solely by and for the account of Wyndham of securities issued (x) pursuant to any employee benefit or similar plan or any dividend reinvestment plan or (y) in any acquisition by Wyndham, or (B) pursuant to
Section 2(a) hereof), either in connection with a primary offering for cash for the account of Wyndham or a secondary offering, Wyndham will, each time it intends to effect such a registration, give written notice to all Initial Holders of Registrable Securities at least 10 business days prior to the initial filing of a Registration Statement with the SEC pertaining thereto, informing such Initial Holders of its intent to file such Registration Statement and of the Holders' rights to request the registration of the Registrable Securities held by the Holders under this
Section 2(b) (the "Company Notice"). Upon the written request of any Initial Holder made within 7 business days after any such Company Notice is given (which request shall specify the Registrable Securities intended to be disposed of by such Initial Holder and such Initial Holder's Permitted Transferees and, unless the applicable registration is intended to effect a primary offering of Preferred Stock or Common Stock for cash for the account of Wyndham, the intended method of distribution thereof), Wyndham will use all reasonable efforts to effect the registration under the Securities Act of all Registrable Securities which Wyndham has been so requested to register by such Initial Holders to the extent required to permit the disposition (in accordance with the intended methods of distribution thereof or, in the case of a registration which is intended to effect a primary offering for cash for the account of Wyndham, in accordance with Wyndham's intended method of distribution) of the Registrable Securities so requested to be registered, including, if necessary, by filing with the SEC a post-effective amendment or a supplement to the Incidental Registration Statement or the related Prospectus or any document incorporated therein by reference or by filing any other required document or otherwise supplementing or amending the Incidental Registration Statement, if required by the rules, regulations or instructions applicable to the registration form used by Wyndham for such Incidental Registration Statement or by the Securities Act, any state securities or blue sky laws, or any rules and regulations thereunder; provided, however, that if, at any time after giving written notice of its intention to register any securities and prior to the effective date of the Incidental Registration Statement filed in connection with such registration, Wyndham shall determine for any reason not to register or to delay registration of such securities, Wyndham may, at its election, give written notice of such determination to each Initial Holder of Registrable Securities and, thereupon, (A) in the case of a determination not to register, Wyndham shall be relieved of their obligation to register any Registrable Securities in connection with such registration (but not from their obligation to pay the Registration Expenses incurred in connection therewith), and (B) in the case of a determination to delay such registration, Wyndham shall be permitted to delay registration of any Registrable Securities requested to be included in such Incidental Registration Statement for the same period as the delay in registering such other securities.

            The registration rights granted pursuant to the provisions of this Section 2(b) shall be in addition to the registration rights granted pursuant to the other provisions of this Section.

            (ii) Priority in Incidental Registrations. If a registration pursuant to this Section 2(b) involves an Underwritten Offering of the securities so being registered, whether or not for sale for the account of Wyndham, and the sole Underwriter or the lead managing Underwriter, as the case may be, of such Underwritten Offering shall advise Wyndham in writing (with a copy to each Initial Holder of Registrable Securities requesting registration) on or before the date 5 days prior to the date then scheduled for such offering that, in its opinion, the amount of securities (including Registrable Securities) requested to be included in such registration exceeds the amount which can be sold in (or during the time of) such offering without adversely affecting the distribution of the securities being offered, then Wyndham will include in such registration: first, all the securities entitled to be sold pursuant to such Registration Statement without reference to the incidental registration rights of any holder (including the Holders), and second, the amount of other securities (including Registrable Securities) requested to be included in such registration that Wyndham is so advised can be sold in (or during the time of) such offering, allocated, if necessary, pro rata among the holders (including the Holders) thereof requesting such registration on the basis of the number of the securities (including Registrable Securities) beneficially owned at the time by the holders (including the Holders) requesting inclusion of their securities; provided, however, that in the event Wyndham will not, by virtue of this paragraph, include in any such registration all of the Registrable Securities of any Holder requested to be included in such registration, such Holder may, upon written notice to Wyndham given within 3 days of the time such Holder first is notified of such matter, reduce the amount of Registrable Securities it desires to have included in such registration, whereupon only the Registrable Securities, if any, it desires to have included will be so included and the Holders not so reducing shall be entitled to a corresponding increase in the amount of Registrable Securities to be included in such registration.

            (c) Expenses. Wyndham agrees to pay all Registration Expenses in connection with (i) each of the registrations requested pursuant to
Section 2(a) and (ii) each registration as to which Holders request inclusion of Registrable Securities pursuant to Section 2(b). All Selling Expenses relating to securities registered on behalf of the Holders shall be borne by the Holders of shares included in such registration, other selling stockholders and Wyndham pro rata on the basis of the number of shares of Preferred Stock or Common Stock so registered.

            (d) Effective Registration Statement; Suspension. Subject to the third paragraph of Section 2(a)(i), a Registration Statement pursuant to Section 2(a) will not be deemed to have become effective (and the related registration will not be deemed to have been effected) unless it has been declared effective by the SEC prior to a request by the Holders of a majority of the Registrable Securities included in such registration that such Registration Statement be withdrawn; provided, however, that if, after it has been declared effective, the offering of any Registrable Securities pursuant to such Registration Statement is interfered with by any stop order, injunction or other order or requirement of the SEC or any other governmental agency or court shall have been in effect for at least 30 days, such Registration Statement will be deemed not to have become effective and the related registration will not be deemed to have been effected.

            (e) Selection of Underwriters. At any time or from time to time, the Holders of a majority of the Registrable Securities covered by a Required Registration Statement may elect to have such Registrable Securities sold in an Underwritten Offering and may select the investment banker or investment bankers and manager or managers that will serve as lead and co-managing Underwriters with respect to the offering of such Registrable Securities, subject to the consent of Wyndham which shall not be unreasonably withheld. No Holder may participate in any Underwritten Offering hereunder unless such Holder (a) agrees to sell such Holder's securities on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, custody agreements, indemnities, underwriting agreements and other documents required under the terms of such Underwritten Offering.

            Section  3. Restrictions on Public Sale by Wyndham.

            If requested by the sole Underwriter or lead managing Underwriter(s) in such Underwritten Offering, Wyndham agrees not to effect any public sale or distribution (other than public sales or distributions solely by and for the account of Wyndham of securities issued pursuant to any employee benefit or similar plan or any dividend reinvestment plan) of any securities during the period commencing on the date Wyndham receives a Request from any Initial Holder and continuing until (a) for a Registration Statement relating to such Underwritten Offering other than a Shelf Registration, 90 days after such Registration Statement is declared effective by the SEC and (b) for a Shelf Registration Statement relating to such Underwritten Offering, 90 days after the commencement of such Underwritten Offering, (or for such shorter period as the sole or lead managing Underwriter shall request) unless earlier terminated by the sole Underwriter or lead managing Underwriter(s) in such Underwritten Offering.

            Section 4.  Registration Procedures.

            In connection with the obligations of Wyndham pursuant to
Section 2, Wyndham shall use all reasonable efforts to effect or cause to be effected the registration of the Registrable Securities under the Securities Act to permit the sale of such Registrable Securities by the Holders in accordance with their intended method or methods of distribution, and Wyndham shall:

            (a) (i) prepare and file a Registration Statement with the SEC which (x) shall be on Form S-3 (or any successor to such form), if available, (y) shall be available for the sale or exchange of the Registrable Securities in accordance with the intended method or methods of distribution by the selling Holders thereof and (z) shall comply as to form with the requirements of the applicable form and include all financial statements required by the SEC to be filed therewith and all other information reasonably requested by the lead managing Underwriter or sole Underwriter, if applicable, to be included therein, (ii) use all reasonable efforts to cause such Registration Statement to become effective and remain effective in accordance with Section 2, (iii) use all reasonable efforts to not take any action that would cause a Registration Statement to contain a material misstatement or omission or to be not effective and usable for resale of Registrable Securities during the period that such Registration Statement is required to be effective and usable and (iv) cause each Registration Statement and the related Prospectus and any amendment or supplement thereto, as of the effective date of such Registration Statement, amendment or supplement (x) to comply in all material respects with any requirements of the Securities Act and the rules and regulations of the SEC and (y) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

            (b) subject to paragraph (j) of this Section 4, prepare and file with the SEC such amendments and post-effective amendments to each such Registration Statement, as may be necessary to keep such Registration Statement effective for the applicable period; cause each such Prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 under the Securities Act; and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by each Registration Statement during the applicable period in accordance with the intended method or methods of distribution by the selling Holders thereof, as set forth in such registration statement;

            (o) furnish to each Holder of Registrable Securities and to each Underwriter of an Underwritten Offering of Registrable Securities, if any, without charge, as many copies of each Prospectus, including each preliminary Prospectus, and any amendment or supplement thereto and such other documents as such Holder or Underwriter may reasonably request in order to facilitate the public sale or other disposition of any Registrable Securities; Wyndham hereby consents to the use of the Prospectus, including each preliminary Prospectus, by each Holder of Registrable Securities and each Underwriter of an Underwritten Offering of Registrable Securities, if any, in connection with the offering and sale of the Registrable Securities covered by the Prospectus or the preliminary Prospectus (the Holders hereby agreeing not to make a broad public dissemination of a form of preliminary Prospectus which is designed to be a "quiet filing" without Wyndham's consent, such consent to not be withheld unreasonably);

            (d) (i) use all reasonable efforts to register or qualify the Registrable Securities, no later than the time the applicable Registration Statement is declared effective by the SEC, under all applicable state securities or "blue sky" laws of such jurisdictions as each Underwriter, if any, or any Holder of Registrable Securities covered by a Registration Statement, shall reasonably request; (ii) use all reasonable efforts to keep each such registration or qualification effective during the period such Registration Statement is required to be kept effective; and (iii) do any and all other acts and things which may be reasonably necessary or advisable to enable each such Underwriter, if any, and Holder to consummate the disposition in each such jurisdiction of such Registrable Securities owned by such Holder; provided, however, that Wyndham shall not be obligated to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to consent to be subject to general service of process (other than service of process in connection with such registration or qualification or any sale of Registrable Securities in connection therewith) in any such jurisdiction;

            (e) notify each Holder of Registrable Securities promptly, and, if requested by such Holder, confirm such advice in writing, (i) when a Registration Statement has become effective and when any post-effective amendments and supplements thereto become effective, (ii) of the issuance by the SEC or any state securities authority of any stop order, injunction or other order or requirement suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose, (iii) if, between the effective date of a Registration Statement and the closing of any sale of securities covered thereby pursuant to any agreement to which Wyndham is a party, the representations and warranties of Wyndham contained in such agreement cease to be true and correct in all material respects or if Wyndham receives any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation of any proceeding for such purpose and (iv) of the happening of any event during the period a Registration Statement is effective as a result of which such Registration Statement or the related Prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

            (f) furnish counsel for each such Underwriter, if any, and for the Holders of Registrable Securities copies of any request by the SEC or any state securities authority for amendments or supplements to a Registration Statement and Prospectus or for additional information;

            (g) use all reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement at the earliest possible time;

            (h) upon request, furnish to the sole Underwriter or lead managing Underwriter of an Underwritten Offering of Registrable Securities, if any, without charge, at least one signed copy of each Registration Statement and any post-effective amendment thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits; and furnish to each Holder of Registrable Securities, without charge, at least one conformed copy of each Registration Statement and any post-effective amendment thereto (without documents incorporated therein by reference or exhibits thereto, unless requested);

            (i) cooperate with the selling Holders of Registrable Securities and the sole Underwriter or lead managing Underwriter of an Underwritten Offering of Registrable Securities, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends; and enable such Registrable Securities to be in such denominations (consistent with the provisions of the governing documents thereof) and registered in such names as the selling Holders or the sole Underwriter or lead managing Underwriter of an Underwritten Offering of Registrable Securities, if any, may reasonably request at least three business days prior to any sale of Registrable Securities;

            (j) upon the occurrence of any event contemplated by paragraph
(e)(iv) of this Section, use all reasonable efforts to prepare a supplement or post-effective amendment to a Registration Statement or the related Prospectus, or any document incorporated therein by reference, or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities, such Prospectus will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

            (k) enter into customary agreements (including, in the case of an Underwritten Offering, underwriting agreements in customary form, and including provisions with respect to indemnification and contribution in customary form and consistent with the provisions relating to indemnification and contribution contained herein) and take all other customary and appropriate actions in order to expedite or facilitate the disposition of such Registrable Securities and in connection therewith:

            (1) make such representations and warranties to the Holders of such Registrable Securities and the Underwriters, if any, in form, substance and scope as are customarily made by issuers to underwriters in similar underwritten offerings;

            (2) obtain opinions of counsel to Wyndham and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the lead managing Underwriter, if any, and the Majority Holders of the Registrable Securities being sold) addressed to each selling Holder and the Underwriters, if any, covering the matters customarily covered in opinions requested in sales of securities or underwritten offerings and such other matters as may be reasonably requested by such Holders and Underwriters;

            (3) obtain "cold comfort" letters and updates thereof from Wyndham's independent certified public accountants addressed to the selling Holders of Registrable Securities, if permissible, and the Underwriters, if any, which letters shall be customary in form and shall cover matters of the type customarily covered in "cold comfort" letters to underwriters in connection with primary underwritten offerings;

            (4) to the extent requested and customary for the relevant transaction, enter into a securities sales agreement with the Holders and such representative of the selling Holders as the Majority Holders of the Registrable Securities covered by any Registration Statement relating to the Registration and providing for, among other things, the appointment of such representative as agent for the selling Holders for the purpose of soliciting purchases of Registrable Securities, which agreement shall be customary in form, substance and scope and shall contain customary representations, warranties and covenants; and

            (5) deliver such customary documents and certificates as may be reasonably requested by the Majority Holders of the Registrable Securities being sold or by the managing Underwriters, if any.

The above shall be done (i) at be effectiveness of such Registration Statement (and each post-effective amendment thereto) in connection with any registration, and (ii) at each closing under any underwriting or similar agreement as and to the extent required thereunder;

            (l) make available for inspection by representatives of the Initial Holders of the Registrable Securities and any Underwriters participating in any disposition pursuant to a Registration Statement and any counsel or accountant retained by such Holders or Underwriters, all relevant financial and other records, pertinent corporate documents and properties of Wyndham and cause the respective officers, directors and employees of Wyndham to supply all information reasonably requested by any such representative, Underwriter, counsel or accountant in connection with a Registration Statement;

            (m) (i) within a reasonable time prior to the filing of any Registration Statement, any Prospectus, any amendment to a Registration Statement or amendment or supplement to a Prospectus, provide copies of such document to the Initial Holders of Registrable Securities and to counsel to such Initial Holders and to the Underwriter or Underwriters of an Underwritten Offering of Registrable Securities, if any; fairly consider such reasonable changes in any such document prior to or after the filing thereof as the counsel to the Holders or the Underwriter or the Underwriters may request and not file any such document in a form to which the Majority Holders of Registrable Securities being registered or any Underwriter shall reasonably object; and make such of the representatives of Wyndham as shall be reasonably requested by the Holders of Registrable Securities being registered or any Underwriter available for discussion of such document;

            (ii) within a reasonable time prior to the filing of any document which is to be incorporated by reference into a Registration Statement or a Prospectus, provide copies of such document to counsel for the Holders; fairly consider such reasonable changes in such document prior to or after the filing thereof as counsel for such Holders or such Underwriter shall request; and make such of the representatives of Wyndham as shall be reasonably requested by such counsel available for discussion of such document;

            (n) cause all Registrable Securities to be qualified for inclusion in or listed on the New York Stock Exchange or any securities exchange on which securities of the same class issued by Wyndham is then so qualified or listed if so requested by the Majority Holders of Registrable Securities covered by a Registration Statement, or if so requested by the Underwriter or Underwriters of an Underwritten Offering of Registrable Securities, if any;

            (o) otherwise use all reasonable efforts to comply with all applicable rules and regulations of the SEC, including making available to its security holders an earnings statement covering at least 12 months which shall satisfy the provisions of Section 11 (a) of the Securities Act and Rule 158 thereunder;

            (p) cooperate and assist in any filings required to be made with the NASD and in the performance of any due diligence investigation by any Underwriter in an Underwritten Offering; and

            (q) use all reasonable efforts to facilitate the distribution and sale of any Registrable Securities to be offered pursuant to this Agreement, including without limitation by making road show presentations, holding meetings with potential investors and taking such other actions as shall be requested by the Majority Holders of Registrable Securities covered by a Registration Statement or the lead managing Underwriter of an Underwritten Offering, in each case subject to the reasonable availability of Wyndham's executives given their other duties.

            Each selling Holder of Registrable Securities as to which any registration is being effected pursuant to this Agreement agrees, as a condition to the registration obligations with respect to such Holder provided herein, to furnish to Wyndham such information regarding such Holder required to be included in the Registration Statement, the ownership of Registrable Securities by such Holder and the proposed distribution by such Holder of such Registrable Securities as Wyndham may from time to time reasonably request in writing.

            Each Holder agrees that, upon receipt of any notice from Wyndham of the happening of any event of the find described in paragraph
(e)(iv) of this Section, such Holder will forthwith discontinue disposition of Registrable Securities pursuant to the affected Registration Statement until such Holder's receipt of the copies of the supplemented or amended Prospectus, contemplated by paragraph (j) of this Section, and, if so directed by Wyndham, such Holder will deliver to Wyndham (at the expense of Wyndham), all copies in its possession, other than permanent file copies then in such Holder's possession, of the Prospectus covering such Registrable Securities which was current at the time of receipt of such notice.

            Section 5.  Indemnification; Contribution.

            (a) Indemnification by Wyndham. Wyndham agrees, jointly and severally, to indemnify and hold harmless each Person who participates as an underwriter (any such Person being an "Underwriter"), each Holder and their respective partners, directors, officers and employees and each Person, if any, who controls any Holder or Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act as follows:

            (i) against any and all losses, liabilities, claims, damages, judgments and expenses whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement pursuant to which Registrable Securities were registered under the Securities Act, including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact contained in any Prospectus, including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

            (ii) against any and all losses, liabilities, claims, damages, judgments and expenses whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, investigation or proceeding by any governmental agency or body, commenced or threatened, or of any other claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of Wyndham; and

            (iii) against any and all expense whatsoever, as incurred (including fees and disbursements of counsel), incurred in investigating, preparing or defending against any litigation, investigation or proceeding by any governmental agency or body, commenced or threatened, in each case whether or not such Person is a party, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under subparagraph (i) or
      (ii) above;

provided, however, that this indemnity agreement does not apply to any Holder or Underwriter with respect to any loss, liability, claim, damage, judgment or expense to the extent arising out of any untrue statement or alleged untrue statement of a material fact contained in any Prospectus, or the omission or alleged omission therefrom of a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, in any such case made in reliance upon and in conformity with written information furnished to Wyndham by such Holder or Underwriter expressly for use in a Registration Statement (or any amendment thereto) or any Prospectus (or any amendment or supplement thereto).

            (b) Indemnification by Holders. (i) Each selling Holder severally agrees to indemnify and hold harmless Wyndham, each Underwriter and the other selling Holders, and each of their respective partners, directors, officers and employees (including each officer of Wyndham who signed the Registration Statement), and each Person, if any, who controls Wyndham, any Underwriter or any other selling Holder within the meaning of
Section 15 of the Securities Act, against any and all losses, liabilities, claims, damages, judgments and expenses described in the indemnity contained in paragraph (a) of this Section (provided that any settlement of the type described therein is effected with the written consent of such selling Holder), as incurred, but only with respect to untrue statements or alleged untrue statements of a material fact contained in any Prospectus or the omissions, or alleged omissions therefrom of a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, in any such case made in reliance upon and in conformity with written information furnished to Wyndham by such selling Holder expressly for use in such Registration Statement (or any amendment thereto) or such Prospectus (or any amendment or supplement thereto).

            (c) Conduct of Indemnification Proceedings. Each indemnified party or parties shall give reasonably prompt notice to each indemnifying party or parties of any action or proceeding commenced against it in respect of which indemnity may be sought hereunder, but failure so to notify an indemnifying party or parties shall not relieve it or them from any liability which it or they may have under this indemnity agreement, except to the extent that the indemnifying party is materially prejudiced by such failure to give notice. If the indemnifying party or parties so elects within a reasonable time after receipt of such notice, the indemnifying party or parties may assume the defense of such action or proceeding at such indemnifying party's or parties' expense with counsel chosen by the indemnifying party or parties and approved by the indemnified party defendant in such action or proceeding, which approval shall not be unreasonably withheld; provided, however, that, if such indemnified party or parties determine in good faith that a conflict of interest exists and that therefore it is advisable for such indemnified party or parties to be represented by separate counsel or that, upon advice of counsel, there may be legal defenses available to it or them which are different from or in addition to those available to the indemnifying party, then the indemnifying party or parties shall not be entitled to assume such defense and the indemnified party or parties shall be entitled to separate counsel (limited in each jurisdiction to one counsel for all Underwriters and another counsel for all other indemnified parties under this Agreement) at the indemnifying party's or parties' expense. If an indemnifying party or parties is not so entitled to assume the defense of such action or does not assume such defense, after having received the notice referred to in the first sentence of this paragraph, the indemnifying party or parties will pay the reasonable fees and expenses of counsel for the indemnified party or parties (limited in each jurisdiction to one counsel for all Underwriters and another counsel for all other indemnified parties under this Agreement). No indemnifying party or parties will be liable for any settlement effected without the written consent of such indemnifying party or parties, which consent shall not be unreasonably withheld. If an indemnifying party is entitled to assume, and assumes, the defense of such action or proceeding in accordance with this paragraph, such indemnifying party or parties shall not, except as otherwise provided in this subsection
(c), be liable for any fees and expenses of counsel for the indemnified parties incurred thereafter in connection with such action or proceeding.

            (d) Contribution. (i) In order to provide for just and equitable contribution in circumstances in which the indemnity agreement provided for in this Section is for any reason held to be unenforceable by the indemnified parties although applicable in accordance with its terms in respect of any losses, liabilities, claims, damages, judgments and expenses suffered by an indemnified party referred to therein, each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, liabilities, claims, damages, judgments and expenses in such proportion as is appropriate to reflect the relative fault of Wyndham on the one hand and of the liable selling Holders (including, in each case, that of their respective officers, directors, employees and agents) on the other in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages, judgments or expenses, as well as any other relevant equitable considerations. The relative fault of Wyndham on the one hand and of the liable selling Holders (including, in each case, that of their respective officers, directors, employees and agents) on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by Wyndham, on the one hand, or by or on behalf of the selling Holders, on the other, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, liabilities, claims, damages, judgments and expenses referred to above shall be deemed to include, subject to the limitations set forth in paragraph (c) of this Section, any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim.

            (ii) Wyndham and each Holder of Registrable Securities agree that it would not be just and equitable if contribution pursuant to this paragraph (d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in sub-paragraph (i) above. Notwithstanding the provisions of this paragraph (d), in the case of distributions to the public, an indemnifying Holder shall not be required to contribute any amount in excess of the amount by which (A) the total price at which the Registrable Securities sold by such indemnifying Holder and its affiliated indemnifying Holders and distributed to the public were offered to the public exceeds
(B) the amount of any damages which such indemnifying Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11 (f) of the Securities
Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

            (iii) For purposes of this Section, each Person, if any, who controls a Holder or an Underwriter within the meaning of Section 15 of the Securities Act (and their respective partners, directors, officers and employees) shall have the same rights to contribution as such Holder or Underwriter; and each director of Wyndham, each officer of Wyndham who signed the Registration Statement, and each Person, if any, who controls Wyndham within the meaning of Section 15 of the Securities Act, shall have the same rights to contribution as Wyndham.

            Section 6.  Miscellaneous.

            (a) Inconsistent Agreements. Wyndham is not a party to, and will not on or after the date of this Agreement enter into, any agreement which conflicts with the provisions of this Agreement nor has Wyndham entered into any such agreement, and Wyndham will not on or after the date of this Agreement modify in any manner adverse to the Holders any such agreement; provided, however, that nothing in this sentence shall prohibit Wyndham from granting registration rights, which become exercisable from and after the Closing, to any Person (a "Third Party") who becomes an owner of shares of any of Wyndham's capital stock after the date hereof (including granting incidental registration rights with respect to any Registration Statement required to be filed or maintained hereunder) if and only if (i) the Third-Party's registration rights (including, without limitation, demand registration rights) provide to the Holders of Registrable Securities who seek to participate in such registration (whether or not such registration is initiated hereunder) rights no less favorable to such Holders than those rights provided to the Holders hereunder as if such registration were a Required Registration (including, without limitation, the priority provisions contained in Section 2(a)(iii)), provided, further, however, that if such registration is not initiated by the Initial Holders such registration shall not be deemed one of the eight Required Registrations for purposes of the limitations contained in the second paragraph of Section 2(a)(i), and (ii) the Third Party is required to enter into the agreements provided for in Section 3 hereof (as if it were Wyndham) on the terms and for the period applicable to Wyndham (including preventing sales pursuant to Rule 144 under the Securities Act) if requested by the sole Underwriter or lead managing Underwriter in an Underwritten Offering initiated by Holders of Registrable Securities pursuant to Section 2(a). The rights granted to the Holders hereunder do not in any way conflict with and are not inconsistent with the rights granted to the holders of Wyndham's other issued and outstanding securities under any such agreements.

            (b) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless Wyndham has obtained the written consent of a majority of the Holders and, if any such amendment, modification, supplement, waiver or consent would adversely affect the rights of any Holder hereunder, the written consent of each Holder which is affected shall be obtained; provided, however, that nothing herein shall prohibit any amendment, modification, supplement, waiver or consent the effect of which is limited only to those Holders who have agreed to such amendment, modification, supplement, waiver or consent.

            (c) Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, telex, telecopier, or any courier guaranteeing overnight delivery (i) if to a Holder, at the most current address given by such Holder to Wyndham by means of a notice given in accordance with the provisions of this paragraph
(c), which address initially is, with respect to each Holder as of the date hereof, the address set forth next to such Holder's name on the signature pages hereof with a copy to Randall H. Doud, Esq., telecopier number (212) 735-2000, and with respect to each Holder who becomes such after the date hereof, the address of such Holder in the stock records of Wyndham, (ii) if to Wyndham, at 1950 Stemmons Freeway, Suite 6001, Dallas, Texas 75207, telecopier number (214) 863-1527, Attention: General Counsel, with a copy to Gilbert G. Menna, P.C., telecopier number (617) 523- 1231, and thereafter at such other address, notice of which is given in accordance with the provisions of this paragraph. Notwithstanding the foregoing, Wyndham shall not be obligated to provide any notice to any Holder which is not an Initial Holder except with respect to a Required or Incidental Registration Statement which has been filed and pursuant to which such Holder is identified as a selling stockholder.

            All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; when answered back, if telexed; when receipt is acknowledged, if telecopied; and on the next business day if timely delivered to a courier guaranteeing overnight delivery. Notwithstanding the foregoing, nothing in this Section 6(c) is intended to enlarge the class of Persons which are Holders, as defined in the preamble of this Agreement, and thus entitled to the rights granted hereunder.

            (d) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors, assigns and transferees of each of the parties, including, without the need for an express assignment, subsequent Holders. If any successor, assignee or transferee of any Holder shall acquire Registrable Securities in any manner, whether by operation of law or otherwise, such Registrable Securities shall be held subject to all of the terms of this Agreement, and by taking and holding such Registrable Securities such Person shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement and to receive the benefits hereof. Notwithstanding the foregoing, nothing in this Section 6(d) is intended to enlarge the class of Persons which are Holders, as defined in the preamble of this Agreement, and thus entitled to the rights granted hereunder. For purposes of this Agreement, "successor" for any entity other than a natural person shall mean a successor to such entity as a result of such entity's merger, consolidation, liquidation, dissolution, sale of substantially all of its assets, or similar transaction.

            (e) Recapitalizations, Exchanges, Etc., Affecting Registrable Securities. The provisions of this Agreement shall apply, to the full extent set forth herein with respect to the Registrable Securities, to any and all securities or capital stock of Wyndham or any successor or assign of Wyndham (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for, or in substitution of such Registrable Securities, by reason of any dividend, split, issuance, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise. Upon the occurrence of any of such events, Preferred Stock and Common Stock amounts hereunder shall be appropriately adjusted if necessary.

            (f) Counterparts. This Agreement may be executed in two or more counterparts, each of which, when so executed and delivered, shall be deemed to be an original, but all of which counterparts, taken together, shall constitute one and the same instrument.

            (g) Descriptive Headings, Etc. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein. Unless the context of this Agreement otherwise requires: (1) words of any gender shall be deemed to include each other gender; (2) words using the singular or plural number shall also include the plural or singular number, respectively; (3) the words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Article, Section, paragraph and clause references are to the Articles, Sections, paragraphs and clauses to this Agreement unless otherwise specified; (4) the word "including" and words of similar import when used in this Agreement shall mean "including, without limitation," unless otherwise specified; (5) "or" is not exclusive; and (6) provisions apply to successive events and transactions.

            (h) Severability. In the event that any one or more of the provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, paragraph, word, clause, phrase or sentence in every other respect and of the other remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

            (i) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE (WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAW PRINCIPLES THEREOF).

            (j) Specific Performance. The parties hereto acknowledge that there would be no adequate remedy at law if any party fails to perform in any material respect any of its obligations hereunder, and accordingly agree that each party, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to compel specific performance of the obligations of any other party under this Agreement in accordance with the terms and conditions of this Agreement in any court of the United States or any State thereof having jurisdiction.

            (k) Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between Wyndham, on the one hand, and the other parties to this Agreement, on the other, with respect to such subject matter.
                                     * * *


            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.


                                WYNDHAM INTERNATIONAL, INC.



                                By:  /s/ James D. Carreker
                                     ------------------------------
                                Name:   James D. Carreker
                                Title:  Chairman and Chief Executive Officer


                                APOLLO REAL ESTATE
                                INVESTMENT FUND III, L.P.

                                By:  Apollo Real Estate Advisors III, L.P.,
                                     its General Partner

                                     By:  Apollo Real Estate Capital
                                          Advisors III, Inc.,
                                          its General Partner
Address:
1301 Avenue of the Americas
38th Floor
New York, New York 10019        By:  Ricardo Koenigsberger
Attention:                           --------------------------------
Telecopier Number:                   Name:  Ricardo Koenigsberger
(212) 261-4060                       Title:  Vice President


                                APOLLO INVESTMENT FUND IV, L.P.

                                By:  Apollo Advisors, IV, L.P., its General
                                        Partner

                                     By: Apollo Capital Management IV,
                                         Inc., its General Partner
Address:
1301 Avenue of the Americas
38th Floor
New York, New York 10019        By:   /s/ Eric Press
                                      ------------------------------
Attention:                            Name: Eric Press
Telecopier Number:                    Title:  Vice President
(212) 261-4060

                                THOMAS H. LEE EQUITY FUND IV, L.P.

                                By:  THL Equity Advisors IV, LLC
Address:
75 State Street, Suite 2600
Boston, MA 02109
Attention:                      By:    /s/ Scott Sperling
                                       -------------------------------
Telecopier Number:                    Name:  Scott Sperling
(617) 227-3514                        Title:  Managing Director


                                THOMAS H. LEE FOREIGN FUND IV, L.P.

                                By:  THL Equity Advisors IV, LLC
Address:
75 State Street, Suite 2600
Boston, MA 02109
Attention:                      By:   /s/ Scott Sperling
                                      -----------------------------
Telecopier Number:                    Name:  Scott Sperling
(617) 227-3514                        Title:  Managing Director


                              THOMAS H. LEE CHARITABLE
                              INVESTMENT L.P.

Address:                      By:  THL Equity Advisors IV, LLC
75 State Street, Suite 2600
Boston, MA 02109
Attention:                    By:   /s/ Scott Sperling
                                    ------------------------------
Telecopier Number:                  Name:  Scott Sperling
(617) 227-3514                      Title:  Managing Director


                                THL-CCI LIMITED PARTNERSHIP

Address:                        By:  THL Equity Advisors IV, LLC
75 State Street, Suite 2600
Boston, MA 02109
Attention:                      By:   /s/ Scott Sperling
                                      ------------------------------------
Telecopier Number:                    Name:  Scott Sperling
(617) 227-3514                        Title:  Managing Director


                                 BEACON CAPITAL PARTNERS, L.P.

Address:                           By:  Beacon Capital Partners, Inc.,
1 Federal Street, 26th Floor               its General Partner
Boston, MA 02110
Attention:                      By:    John C. Halsted
                                       -------------------------------
Telecopier Number:                    Name:  John C. Halsted
(617) 457-0499                        Title:  Senior Vice President


                                STRATEGIC REAL ESTATE
                                INVESTMENTS I, L.L.C.
Address:
1995 University Avenue
Suite 550
Berkeley, CA 94704              By:  /s/ Kenneth T. Rosen
                                   --------------------------------------------
Attention:                          Name:  Kenneth T. Rosen
Telecopier Number:                  Title: Manager
(510) 849-1209



                                                                  Exhibit 6


                    LIMITED LIABILITY COMPANY AGREEMENT

                                     OF

                              AIF IV/PAH I LLC


            This Limited Liability Company Agreement (the "Agreement") of AIF IV/PAH I LLC, is entered into by the persons named as Members on Annex A hereto (the "Members") and the Manager (as defined herein) as of June 22, 1999.

            WHEREAS, the Members hereby desire to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. ss.18-101, et seq.), as amended from time to time (the "Act"), pursuant to this Agreement and the Certificate of Formation which is being filed with the Secretary of State of the State of Delaware in connection with the execution of this Agreement; and

            WHEREAS, the Members desire to form this limited liability company for the purpose of holding certain securities in Wyndham International, Inc. (the "Company") and the parties hereto hereby acknowledge that the limited liability company formed hereby is acquiring and holding certain securities in the Company, as set forth on Annex B hereto (the "Securities"), on the same basis and subject to the same terms, conditions and restrictions, whether contractual or legal, as those terms, conditions and restrictions applicable to the Manager's Funds (as defined herein);

            NOW THEREFORE, the parties hereto hereby agree as follows:

            1. Name. The name of the limited liability company is AIF IV/PAH I LLC (the "LLC"). The business of the LLC may be conducted under any other name deemed necessary or desirable by the Manager.

            The Members hereby agree to form the LLC as a limited liability company pursuant to the provisions of the Act and this Agreement. The rights, duties and liabilities of the Members and the Manager shall be as provided in the Act for members and managers except as provided herein.

            2. Purpose. The LLC is formed for the principal purpose of engaging in acquiring, holding, protecting and disposing of the Securities, and distributions and proceeds thereon and engaging in any and all activities necessary or incidental to the foregoing.

            3. Registered Office; Registered Agent. The address of the registered office of the LLC in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name and address of the registered agent of the LLC for service of process on the LLC in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

            4. Principal Office. The principal office address of the LLC shall be c/o Apollo Management IV, L.P., 1301 Avenue of the Americas, New York, New York 10019, or such other place as the Members may determine from time to time.

            5. Members. The name and the mailing address of each Member is as set forth in Annex A hereto. Each Member is hereby admitted as a member of the LLC and agrees to be bound by the terms of this Agreement.

            6. Authorized Persons; Power of Attorney. (a) Each of Eric Press, Marc J. Rowan and Michael D. Weiner is hereby designated as an authorized person, within the meaning of the Act, to execute, deliver and file the Certificate of Formation of the LLC (and any amendments and/or restatements thereof) and any other certificates (and any amendments and/or restatements thereof) necessary for the LLC to qualify to do business in any jurisdiction in which the LLC may wish to conduct business.

            (b) Each Member does hereby constitute and appoint the Manager (as defined herein) as the true and lawful representative and attorney-in-fact of such Member, in the name, place and stead of such Member, with full power of substitution, to make, execute, sign and file the Certificate of Formation, any amendment thereof, any amendments to this Agreement made in accordance with Section 21 hereof and such other instruments, documents and certificates which may from time to time be required by the laws of the United States of America, the State of Delaware or any other state or country in which the LLC shall determine to do business or any political subdivision or agency thereof, to effectuate, implement and continue the valid and subsisting existence or qualification to do business of the LLC or in connection with any tax returns, filings or related matters.

            7. Management. (a) The management of the LLC shall be vested exclusively in one or more managers. The Members, in such capacity, shall have no part in the management of the LLC and shall have no authority to or right to act on behalf of or bind the LLC in connection with any matter, nor have any further voting rights except as to certain matters as deemed necessary or appropriate by the Manager. The Members hereby irrevocably appoint Apollo Management IV, L.P., a Delaware limited partnership, as the manager of the LLC (the "Manager") and the Manager hereby accepts such appointment and agrees to be bound by the provisions of this Agreement. To the extent permitted by law, the Manager shall be authorized to act on behalf of and to bind the LLC in all respects, without any further consent, vote or approval of the Members, and the Manager's powers shall include, without limitation, the authority to negotiate, complete, execute and deliver any and all agreements, deeds, instruments, receipts, certificates and other documents on behalf of the LLC, and to take all such other actions on behalf of the LLC as the Manager may consider necessary or advisable in connection with the management of the LLC.

            (b) The Manager appointed pursuant to Section 7(a) may resign at any time upon written notice to the Members, provided, that prior to the effectiveness of any such resignation, the Manager shall provide for the substitution of a new manager that is reasonably acceptable to the Members, or for the liquidation of the LLC.

            (c) The Members agree that all determinations, decisions and actions made or taken by the Manager in accordance with this Agreement shall be conclusive and absolutely binding upon the LLC, the Members and their respective successors, assigns and personal representatives.

            (d) Persons dealing with the LLC are entitled to rely conclusively upon the power and authority of the Manager as herein set forth.

            (e) The Manager and Members hereby acknowledge that certain entities managed by the Manager and its affiliates (collectively the "Manager's Funds") also hold interests in the Securities. The Manager hereby agrees that whenever it makes any disposition or transfer or takes any other action (a "Transaction") with respect to the Securities held by any of the Manager's Funds, the LLC will participate in any such Transaction on a pro rata basis in accordance with the aggregate amount invested by each of the Manager's Funds and the LLC in the Securities.

            8. Capital Contributions. The Members have made or will make a contribution to the capital of the LLC in the amounts set forth on a schedule maintained by the Manager. The Members shall have no obligation to make any additional capital contributions to the LLC. The Manager may, but is not required to, contribute capital to the LLC. The LLC may, from time to time, participate with the Manager's Funds in certain co-investment opportunities respecting the Company's securities and/or follow-on investment opportunities in which the Company participates. Such co-investment opportunities, if any, will be subject to, among other things, the contribution by Members of additional capital to the LLC. In that regard, the Members acknowledge and understand that in the event such additional capital is not made available to the LLC, the LLC may be precluded from participating with the Manager's Funds in any such additional investment opportunity.

            9. Additional Contributions. The Members, with the consent of the Manager, may make such additional capital contributions to the LLC as the Members in their discretion may deem necessary or advisable in connection with the business of the LLC.

            10. Capital Accounts. The LLC shall maintain for each Member a capital account in accordance with this Section 10 and in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). The Member's capital account shall have an initial balance equal to the amount of cash constituting the Member's initial contribution to the capital of the LLC. The Member's capital account shall be increased by the same of (a) the amount of cash constituting additional contributions by the Members to the capital of the LLC, plus (b) any profits allocated to the Member's capital account pursuant to Section 11 hereof. The Member's capital account shall be reduced by the sum of (a) the amount of cash and the fair value of any property distributed by the LLC to the Members, plus (b) any losses allocated to the Member's capital account pursuant to Section 11.

            11. Allocations. The LLC's profits and losses shall be allocated to the Members in accordance with their capital accounts as established by Section 10 hereof, taking into account any variation between the adjusted tax basis and book value of the LLC's property in accordance with the principles of Section 704(c) of the Internal Revenue Code (the "Code") (and Treasury Regulation Section 1.704(b)(2)(iv)(f)).

            12. Distributions. (a) The Members shall not (i) be entitled to interest on their capital contributions to the LLC or (ii) have the right to distributions or the return of any contribution to the capital of the LLC except (A) for distributions in accordance with this Section 12 or (B) upon dissolution of the LLC. The entitlement to any such return at such time shall be limited to the value of the capital account of the Member. To the fullest extent permitted by the Act, the Members shall not be liable for the return of any such amounts. The Company shall not make a distribution to a Member if such distribution would violate Section 18-607 of the Act.

            (b) Distributions shall be made to the Members at the times and in the aggregate amounts determined by the Manager. The Manager hereby agrees that, to the extent considered feasible by the Manager, any distributions made to the Members by the Manager with respect to Transactions involving the Securities shall be made on the same terms as those distributions made to the Manager's Funds with respect to Transactions involving the Securities.

            (c) Distributions of cash in respect of cash dividends payable on the Securities [by the Company] shall be made to the Members on a pro rata basis in accordance with the capital contribution each such Member has made to the LLC.

            (d) Distributions of additional Securities in respect of dividends payable in additional Securities [by the Company] shall not be made to the Members, but shall be retained by the LLC.

            (e) If the LLC incurs a withholding tax or other tax obligation with respect to the share of LLC income allocable to any Member, then the Manager, without limitation of any other rights of the LLC, may cause the amount of such obligation to be offset against any amounts then distributable to such Member. Any amount offset pursuant to the preceding sentence shall be treated, for purposes of Section 12(b) and 17, as having been distributed to the affected Member. If the amount of such taxes is greater than any such then distributable amounts, then such Member and any successor to such Member's interest shall indemnify and hold harmless the LLC and the Manager against, and shall reimburse the LLC within 10 days after the demand of the Manager, the amount of such excess.

            13. Fiscal Year. The fiscal year of the LLC for accounting and tax purposes shall begin on January 1 and end on December 31 of each year, except for the short taxable years in the years of the LLC's formation and termination and as otherwise required by the Code.

            14. Assignments and Transfers of Interests. (a) For a period of five years from the date of the Stockholders' Agreement, dated as of June 29, 1999, among the Company and the Stockholders named therein (the "Stockholders' Agreement"), a Member may not, directly or indirectly, transfer, dispose, withdraw or otherwise pledge any portion of its interest in the LLC to any person without the prior written consent of the Manager.

            (b) A transferee who has been approved by the Manager shall be entitled to the allocations and distributions attributable to the interest in the LLC transferred to such transferee and to transfer such interest in accordance with the term of this Agreement; provided, however, that such transferee shall not be entitled to the other rights of a Member as a result of such transfer until it becomes a substituted Member. No transferee may become a substituted Member except with the prior written consent of the Manager (which consent may be withheld in its sole and absolute discretion). Such transferee shall be admitted to the LLC as a substituted Member upon execution of a counterpart of this Agreement or such other instrument evidencing, to the satisfaction of the Manager, such Member's intent to become a Member. Notwithstanding the above, the LLC and the Manager shall incur no liability for allocations and distributions made in good faith to the transferring Member until a written instrument of transfer has been received and accepted by the LLC and recorded on its books and the effective date of the Transfer has passed.

            15. Admissions of Additional Members. The Manager may at any time cause the LLC to admit additional Members in its discretion; provided, however, that no such admission shall result in the diminution of any existing Member's participation percentage or capital account without such existing Member's consent. An additional Member shall be deemed admitted as a Member upon the execution by such Member of this Agreement or any other instrument manifesting, to the satisfaction of the Manager, such additional Member's intent to become a Member. Upon admission, such additional Member shall be bound by all provisions of this Agreement. The Schedule of Members shall be subsequently amended to reflect the admission of any new Member.

            16. Liability of Members. A Member shall not have any liability for the obligations or liabilities of the LLC except to the extent provided in the Act.

            17. Dissolution. (a) Subject to the occurrence of an event of dissolution pursuant to Section 17(b), the LLC shall have perpetual existence.

            (b) The Company shall dissolve, and its affairs shall be wound up upon the first to occur of the following: (i) the written consent of the Manager, (ii) the entry of a decree of judicial dissolution under Section 18-802 of the Act or (iii) 90 days after the occurrence of any of the following events: the death, insanity, retirement, resignation, expulsion, or bankruptcy of the Manager or the occurrence of any other event which terminates the continued status of the Manager as such under the Act unless, within 90 days of the occurrence of such event, a majority of the Members consent to continue the business of the LLC in accordance with this Agreement and in the event of such continuation, the LLC shall not be dissolved.

            18. Indemnification. To the fullest extent permitted by law, the LLC shall (a) indemnify any person or such person's heirs, distributees, next of kin, successors, appointees, executors, administrators, legal representatives or assigns who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a member, manager, director, officer, authorized person, employee or agent of the LLC or is or was serving at the request of the LLC or its members as a member, manager, director, officer, authorized person, employee or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, domestic or foreign, against expenses, attorneys' fees, court costs, judgments, fines, amounts paid in settlement and other losses actually and reasonably incurred by such person in connection with such action, suit or proceedings and (b) advance expenses incurred by a member, manager, officer, authorized person or director in defending such civil or criminal action, suit or proceeding to the full extent authorized or permitted by the laws of the State of Delaware. A manager shall have no personal liability to the LLC or its members for monetary damages for breach of fiduciary duty as a manager; provided, however, that the foregoing provision shall not eliminate the liability of a manager for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction from which the manager derived an improper personal benefit.

            19. Information. (a) To the extent the Manager receives financial reports or other information from the Company, pursuant to
Section 6.12 of the Securities Purchase Agreement, dated as of February 18, 1999, as amended (the Securities Purchase Agreement"), by and among Patriot American Hospitality, Inc., Wyndham International, Inc., Patriot American Hospitality Partnership, L.P., Wyndham International Operating Partnership, L.P. and the Investors named therein, the Manager shall furnish any Member with such information at the Member's request.

            (b) Each Member hereby agrees to maintain the confidentiality of any confidential and proprietary information regarding the Company and its subsidiaries; provided, however, that the foregoing shall in no way limit or otherwise restrict the ability of such Member or any of its representatives to disclose any such information concerning the Company and each subsidiary which it may be required to disclose (i) to its partners to the extent required to satisfy its fiduciary obligations to such persons, or (ii) otherwise pursuant to or as required by law. Each member acknowledges that the U.S. securities laws restrict any person who has material non-public information about a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

            (c) A Member and its duly authorized representatives may, for any reason reasonably related to its interest as a Member of the LLC, examine the LLC's books of account and make copies and extracts therefrom at its own expense. The Manager shall maintain the records of the LLC for three years following the termination of the LLC. The Manager shall be permitted to keep information confidential from the Members pursuant to 18-305(c) of the Act.

            20. Acknowledgments and Representations by Members. (a) Each Member hereby acknowledges and agrees that (i) its interest in the LLC and its underlying interest in the Securities represent an illiquid investment,
(ii) it does not hold nor is it entitled to hold any voting, dispositive or investment determination rights with respect to the Securities, and that such rights are vested exclusively in the Manager, (iii) the Manager has sole and exclusive voting, dispositive and investment determination rights over the Securities held by the LLC and (iv) the appointment of the Manager as the "manager" of the LLC made herein is irrevocable except that the Manager may be removed by the Members for "cause."

            (b) For purposes of this agreement "cause" as it relates to the removal of the Manager shall mean that such Manager has been found by a court of competent jurisdiction to have committed any act (or to have failed to take any action) which constitutes a material breach by the Manager of its obligations to the LLC under this Agreement resulting in material financial harm to the LLC or which constitutes fraud, gross negligence or willful malfeasance resulting in material financial harm to the LLC.

            (c) Each Member, for the benefit of the Investors, the Manager and the other Members, hereby makes the representations and warranties contained in Article IV of the Securities Purchase Agreement and agrees to perform and discharge all of the covenants, agreements, terms, provisions, conditions and other obligations to be performed by an Investor under the Securities Purchase Agreement as if the Member were an Investor originally named in the Securities Purchase Agreement. Notwithstanding the foregoing, the Member agrees that it will not have any rights under Section 6.12 of the Securities Purchase Agreement.

            (d) Each Member hereby represents and warrants to each of the Investors, the Manager and each of the other Members that (i) such Member has received copies of the Securities Purchase Agreement and has had an opportunity to request copies of the Company Disclosure Letter and the Updated Company Disclosure Letter (as each such term is defined in the Securities Purchase Agreement) and in making its determination to become a Member of the LLC has relied solely on the representations and warranties, covenants and other agreements of the Company contained therein and not on any representations, warranties or undertakings by the Investors; (ii) the Member currently has, or prior to the closing under the Securities Purchase Agreement will have, sufficient funds to purchase its pro rata portion of the shares to be held by the LLC; and (iii) the Member's purchase of its membership interest in the LLC will qualify as a passive investment by the Member for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and accordingly, the Member is not required to make any filings under the HSR Act to purchase or hold its membership interest in the LLC.

            (e) The Member agrees, for the benefit of the Investors, the Manager and each other Member, (i) to fulfill its obligations under the Securities Purchase Agreement assumed hereunder, including without limitation those contained in Article VII of the Securities Purchase Agreement, (ii) not to assign without the prior written consent of the Manager any of its rights or obligations under this Agreement and (iii) to fulfill its obligations under the Stockholders' Agreement in the form delivered to the Member by the Manager as if the Member were a party to the Stockholders' Agreement.

            (f) Notwithstanding anything to the contrary herein, the Member agrees that it shall not, under any circumstances, be entitled to receive any fees or expenses pursuant to the Securities Purchase Agreement or otherwise from the Company, the Investors or any other persons that may become Investors under the Securities Purchase Agreement, except as set forth in a schedule maintained by the Manager.

            21. Amendments. Amendments to this Agreement may be made from time to time by the Manager without the consent of the Members; provided, however, that without the consent of each Member affected thereby, no such amendment shall require any Member to make additional capital contributions without its consent, or permit the admission of additional Members or increase the liability, or reduce the interest, of any Member hereunder.

            22. Agreement Binding Upon Successors and Assigns. This Agreement shall be binding and inure to the benefit of the Members hereto and to their respective successors, but the rights and obligations of the Members hereunder shall not be assignable, transferable or delegable except as expressly provided herein, and any attempted assignment, transfer or delegation thereof which is not made in accordance with such express provisions shall be void.

            23. Not for Benefit of Creditors. The provisions of this Agreement are intended only for the regulation of relations among Members and between Members and former or prospective Members and the LLC. This Agreement is not intended for the benefit of nonMember creditors and no rights are granted to non-Member creditors under this Agreement.

            24. Counterparts. This Agreement may be executed in any number of counterparts and by different parties to this Agreement in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same Agreement.

            25. Governing Law. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, all rights and remedies being governed by said laws. The Members intend the provisions of the Act to be controlling as to any matters not set forth in this Agreement.


            IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Limited Liability Company Agreement as of the day first above written.


                              MANAGER:

                              APOLLO MANAGEMENT IV, L.P.

                              By:   AIF IV Management, Inc.
                                    its General Partner

                              By:  /s/ Michael Weiner
                                   ---------------------------
                                    Name: Michael Weiner
                                    Title: Vice President



                              MEMBERS:

                              Each of the persons hereafter admitted to the LLC as Members, as of the date hereof as set forth in the Schedule of Members, pursuant to the powers of attorney executed by such persons in favor of, and delivered to, the undersigned.

                              By:   Apollo Management IV, L.P.,
                                    Attorney-in-Fact

                              By:  /s/  Michael Weiner
                                   ---------------------------------
                                   Name:  Michael Weiner
                                   Title:  Vice President




                                                                  Exhibit 7


                         ASSIGNMENT AND ASSUMPTION

            THIS ASSIGNMENT AND ASSUMPTION (this "Assignment") is made as of this 22nd day of June, 1999, by and among (i) Apollo Real Estate Investment Fund III, L.P. (the "Assignor"), (ii) Apollo Real Estate Investment Fund IV, L.P. (the "Assignee") and (iii) Patriot American Hospitality, Inc., Wyndham International, Inc., Patriot American Hospitality Partnership, L.P. and Wyndham International Operating Partnership, L.P. (collectively, the "Companies"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Securities Purchase Agreement (as defined below).

                             W I T N E S S E T H:

            WHEREAS, in accordance with Sections 1.1(b)(i) and 11.3 of the Securities Purchase Agreement, dated as of February 18, 1999, as amended, by and among the Companies and the Investors (the "Original Investors") named on the signature pages thereto (the "Securities Purchase Agreement"), the Original Investors have the right to assign their rights to purchase some or all of the Shares to one or more of its directors, officers, employees, affiliates and investment funds or customer accounts which are under the management of the Investors or their affiliates or to one more other Investors;

            WHEREAS, the Assignor desires to assign to the Assignee its right to purchase 1,275,000 Shares (the "Subject Shares") and the Assignee desires to accept such assignment;

            WHEREAS, the Assignor maintains its obligation to purchase the Subject Shares in the event that Assignee fails to exercise its right granted hereunder.

            NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged:

            1. Assignment and Assumption.

            (a) The Assignor hereby assigns its right to purchase the Subject Shares under the Securities Purchase Agreement to the Assignee.

            (b) The Assignee hereby accepts the assignment of the Assignor's right to purchase the Subject Shares under the Securities Purchase Agreement and agrees to pay at the Closing all amounts due under the Securities Purchase Agreement in respect of the Subject Shares. The Assignee, for the benefit of the Companies, each of the Original Investors and any other persons who become Investors under the Securities Purchase Agreement, hereby makes the representations and warranties contained in
Article IV of the Securities Purchase Agreement and agrees to perform and discharge all of the covenants, agreements, terms, provisions, conditions and other obligations to be performed by an Investor under the Securities Purchase Agreement as if the Assignee were an Investor originally named in the Securities Purchase Agreement.

            (c) The Assignee hereby represents and warrants to each of the Original Investors and any other persons who become Investors under the Securities Purchase Agreement that (i) the Assignee has received copies of the Securities Purchase Agreement and in making its determination to purchase the Subject Shares has relied solely on the representations and warranties, covenants and other agreements of the Companies contained therein and not on any representations, warranties or undertakings by the Assignor or any of the other Original Investors, (ii) the Assignee currently has, or prior to the Closing will have, sufficient funds to purchase the Subject Shares as contemplated by the Securities Purchase Agreement, and (iii) the Assignee's purchase of the Subject Shares will qualify as a passive investment by the Assignee for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and accordingly the Assignee is not required to make any filings under the HSR Act to purchase the Subject Shares.

            (d) The Assignee agrees, for the benefit of each of the Original Investors and any other persons who become Investors under the Securities Purchase Agreement, (i) to fulfill its obligations under the Securities Purchase Agreement assumed hereunder, including without limitation those contained in Article VII, (ii) not to assign without the prior written consent of the Original Investors any of its rights under this Assignment and Assumption and (iii) to be a party to and fulfill its obligations under the Stockholders' Agreement in the form delivered to the Assignee by the Assignor.

            (e) The Assignee agrees that Thomas H. Lee Equity Fund IV, L.P. and Apollo Management IV, L.P. (collectively, the "Lead Investors") shall have the sole authority to administer and make determinations as to matters arising under the Securities Purchase Agreement and related documentation and that any determination made by the Lead Investors under the Securities Purchase Agreement and any related documentation shall be binding upon the Assignee as if the Assignee had consented thereto, including without limitation any determination as to whether closing conditions have been satisfied or waived, any amendments or waivers of provisions of the Securities Purchase Agreement and any determination or exercise of remedies by the Investors under the Securities Purchase Agreement.

            (f) The Companies acknowledge the assignment and assumption effected hereby and agree that the Assignee shall be entitled to rely on the Companies' representations and warranties, covenants and other agreements under the Securities Purchase Agreement as if the Assignee were an Investor originally named in the Securities Purchase Agreement.

            (g) Notwithstanding anything to the contrary herein, the Assignee agrees that, upon its payment for the Subject Shares in accordance with the terms of this Assignment and Assumption and the Securities Purchase Agreement, it shall only be entitled to receive the Subject Shares from the Companies and shall not, under any circumstances, be entitled to receive any fees or expenses pursuant to the Securities Purchase Agreement or otherwise from the Companies, the Original Investors or any other persons that may become Investors under the Securities Purchase Agreement. The Companies acknowledge that this Assignment and Assumption shall in no way affect the Companies' obligation to pay the fees payable under the Securities Purchase Agreement to the Original Investors as if the Original Investors had not assigned any portion of the right and obligation to acquire the Shares.

            2. Acknowledgment as to Advisors. (a) The Assignee acknowledges that Skadden, Arps, Slate, Meagher & Flom LLP is representing the Original Investors as to certain matters in connection with the transactions contemplated by the Securities Purchase Agreement and is not acting as counsel to the Assignee in connection therewith.

            (b) The Assignee acknowledges that PricewaterhouseCoopers LLP is advising the Original Investors as to certain matters in connection with the transactions contemplated by the Securities Purchase Agreement and is not acting as advisor to the Assignee in connection therewith.

            3. Binding Effect. This Assignment and Assumption shall inure to the benefit of and be binding on the Assignee, the Assignor, and the Original Investors and their respective permitted successors and assigns, effective immediately upon delivery.

            4. Governing Law. This Assignment and Assumption shall be governed and construed in accordance with the laws of the State of New York, without regard to any applicable principles of conflicts of law.


            IN WITNESS WHEREOF, parties hereto have caused this Assignment and Assumption to be executed as of the date first above written.


                                ASSIGNOR:


                                APOLLO REAL ESTATE
                                INVESTMENT FUND III, L.P.

                                By:  Apollo Real Estate Advisors III, L.P.,
                                        its General Partner

                                    By:  Apollo Real Estate Capital
                                         Advisors III, Inc., its General
                                         Partner

                                By:   /s/ Ricardo Koenigsberger
                                      ---------------------------------
                                      Name:  Ricardo Koenigsberger
                                      Title:  Ricardo Koenigsberger


                                ASSIGNEE:

                                APOLLO REAL ESTATE
                                INVESTMENT FUND IV, L.P.

                                By:  Apollo Real Estate Advisors IV, L.P.,
                                     its General Partner

                                     By:  Apollo Real Estate Capital
                                          Advisors IV, Inc., its General
                                          Partner

                                By:  /s/ Ricardo Koenigsberger
                                     --------------------------------
                                      Name:  Ricardo Koenigsberger
                                      Title:  Vice President



Consented to and Agreed:

PATRIOT AMERICAN HOSPITALITY, INC.


By:  /s/  Carla Moreland
     --------------------------
Name:  Carla Moreland
Title:  Senior Vice President

WYNDHAM INTERNATIONAL, INC.

By:  /s/  Carla Moreland
     ----------------------------
Name:  Carla Moreland
Title:  Senior Vice President


                                                                  Exhibit 8

                         ASSIGNMENT AND ASSUMPTION

            THIS ASSIGNMENT AND ASSUMPTION (this "Assignment") is made as of this ___ day of June, 1999, by and among (i) Apollo Investment Fund IV, L.P. (the "Assignor"), (ii) Apollo Overseas Partners IV, L.P. (the "Assignee") and (iii) Patriot American Hospitality, Inc., Wyndham International, Inc., Patriot American Hospitality Partnership, L.P. and Wyndham International Operating Partnership, L.P. (collectively, the "Companies"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Securities Purchase Agreement (as defined below).

                             W I T N E S S E T H:

            WHEREAS, in accordance with Sections 1.1(b)(i) and 11.3 of the Securities Purchase Agreement, dated as of February 18, 1999, as amended, by and among the Companies and the Investors (the "Original Investors") named on the signature pages thereto (the "Securities Purchase Agreement"), the Original Investors have the right to assign their rights to purchase some or all of the Shares to one or more of its directors, officers, employees, affiliates and investment funds or customer accounts which are under the management of the Investors or their affiliates or to one more other Investors;

            WHEREAS, the Assignor desires to assign to the Assignee its right to purchase 129,800 Shares (the "Subject Shares") and the Assignee desires to accept such assignment;

            WHEREAS, the Assignor maintains its obligation to purchase the Subject Shares in the event that Assignee fails to exercise its right granted hereunder.

            NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged:

            1.    Assignment and Assumption.

             (a) The Assignor hereby assigns its right to purchase the Subject Shares under the Securities Purchase Agreement to the Assignee.

            (b) The Assignee hereby accepts the assignment of the Assignor's right to purchase the Subject Shares under the Securities Purchase Agreement and agrees to pay at the Closing all amounts due under the Securities Purchase Agreement in respect of the Subject Shares. The Assignee, for the benefit of the Companies, each of the Original Investors and any other persons who become Investors under the Securities Purchase Agreement, hereby makes the representations and warranties contained in
Article IV of the Securities Purchase Agreement and agrees to perform and discharge all of the covenants, agreements, terms, provisions, conditions and other obligations to be performed by an Investor under the Securities Purchase Agreement as if the Assignee were an Investor originally named in the Securities Purchase Agreement.

            (c) The Assignee hereby represents and warrants to each of the Original Investors and any other persons who become Investors under the Securities Purchase Agreement that (i) the Assignee has received copies of the Securities Purchase Agreement and in making its determination to purchase the Subject Shares has relied solely on the representations and warranties, covenants and other agreements of the Companies contained therein and not on any representations, warranties or undertakings by the Assignor or any of the other Original Investors, (ii) the Assignee currently has, or prior to the Closing will have, sufficient funds to purchase the Subject Shares as contemplated by the Securities Purchase Agreement, and (iii) the Assignee's purchase of the Subject Shares will qualify as a passive investment by the Assignee for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and accordingly the Assignee is not required to make any filings under the HSR Act to purchase the Subject Shares.

            (d) The Assignee agrees, for the benefit of each of the Original Investors and any other persons who become Investors under the Securities Purchase Agreement, (i) to fulfill its obligations under the Securities Purchase Agreement assumed hereunder, including without limitation those contained in Article VII, (ii) not to assign without the prior written consent of the Original Investors any of its rights under this Assignment and Assumption and (iii) to be a party to and fulfill its obligations under the Stockholders' Agreement in the form delivered to the Assignee by the Assignor.

            (e) The Assignee agrees that Thomas H. Lee Equity Fund IV, L.P. and Apollo Management IV, L.P. (collectively, the "Lead Investors") shall have the sole authority to administer and make determinations as to matters arising under the Securities Purchase Agreement and related documentation and that any determination made by the Lead Investors under the Securities Purchase Agreement and any related documentation shall be binding upon the Assignee as if the Assignee had consented thereto, including without limitation any determination as to whether closing conditions have been satisfied or waived, any amendments or waivers of provisions of the Securities Purchase Agreement and any determination or exercise of remedies by the Investors under the Securities Purchase Agreement.

            (f) The Companies acknowledge the assignment and assumption effected hereby and agree that the Assignee shall be entitled to rely on the Companies' representations and warranties, covenants and other agreements under the Securities Purchase Agreement as if the Assignee were an Investor originally named in the Securities Purchase Agreement.

            (g) Notwithstanding anything to the contrary herein, the Assignee agrees that, upon its payment for the Subject Shares in accordance with the terms of this Assignment and Assumption and the Securities Purchase Agreement, it shall only be entitled to receive the Subject Shares from the Companies and shall not, under any circumstances, be entitled to receive any fees or expenses pursuant to the Securities Purchase Agreement or otherwise from the Companies, the Original Investors or any other persons that may become Investors under the Securities Purchase Agreement. The Companies acknowledge that this Assignment and Assumption shall in no way affect the Companies' obligation to pay the fees payable under the Securities Purchase Agreement to the Original Investors as if the Original Investors had not assigned any portion of the right and obligation to acquire the Shares.

            2. Acknowledgment as to Advisors. (a) The Assignee acknowledges that Skadden, Arps, Slate, Meagher & Flom LLP is representing the Original Investors as to certain matters in connection with the transactions contemplated by the Securities Purchase Agreement and is not acting as counsel to the Assignee in connection therewith.

            (b) The Assignee acknowledges that PricewaterhouseCoopers LLP is advising the Original Investors as to certain matters in connection with the transactions contemplated by the Securities Purchase Agreement and is not acting as advisor to the Assignee in connection therewith.

            3. Binding Effect. This Assignment and Assumption shall inure to the benefit of and be binding on the Assignee, the Assignor, and the Original Investors and their respective permitted successors and assigns, effective immediately upon delivery.

            4. Governing Law. This Assignment and Assumption shall be governed and construed in accordance with the laws of the State of New York, without regard to any applicable principles of conflicts of law.


            IN WITNESS WHEREOF, parties hereto have caused this Assignment and Assumption to be executed as of the date first above written.


                                ASSIGNOR:


                                APOLLO REAL ESTATE
                                INVESTMENT FUND IV, L.P.

                                By:  Apollo Real Estate Advisors III, L.P.,
                                     its General Partner

                                     By:  Apollo Real Estate Capital
                                          Advisors III, Inc., its General
                                          Partner

                                By:  /s/ Ricardo Koenigsberger
                                     -----------------------------------
                                     Name:  Ricardo Koenigsberger
                                     Title:  Vice President


                                ASSIGNEE:

                                APOLLO OVERSEAS PARTNERS IV, L.P.

                                By:  Apollo Real Estate Advisors IV, L.P.,
                                     its General Partner

                                     By:  Apollo Real Estate Capital
                                          Advisors IV, Inc., its General
                                          Partner

                                By:   /s/ Eric Press
                                      -------------------------------
                                      Name:  Eric Press
                                      Title:  Vice President


Consented to and Agreed:

PATRIOT AMERICAN HOSPITALITY, INC.

By:   /s/  Carla Moreland
     ---------------------------
Name:  Carla Moreland
Title:  Senior Vice President


WYNDHAM INTERNATIONAL, INC.

By:   /s/  Carla Moreland
      ------------------------
Name:  Carla Moreland
Title:  Senior Vice President